   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY  , 1997

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                   U. S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                                ---------------
                                   FORM SB-2
                            REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933

                                ---------------
                         INTERNATIONAL COMPUTEX, INC.
                (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

        GEORGIA                       7372                     58-1938206
(STATE OR JURISDICTION    (PRIMARY STANDARD INDUSTRIAL      (I.R.S. EMPLOYER
          OF              CLASSIFICATION CODE NUMBER)     IDENTIFICATION NO.)
   INCORPORATION OR
     ORGANIZATION)

                                ---------------

                   5500 INTERSTATE NORTH PARKWAY, SUITE 507
                            ATLANTA, GEORGIA 30328
                                (770) 953-1464
         (ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL EXECUTIVE OFFICES
                       AND PRINCIPAL PLACE OF BUSINESS)

                                ---------------

                              HENRY B. LEVI, ESQ.
                           GAMBRELL & STOLZ, L.L.P.
                       SUITE 4300, ONE PEACHTREE CENTER
                          303 PEACHTREE STREET, N.E.
                            ATLANTA, GEORGIA 30308
                                (404) 577-6000
                           FACSIMILE: (404) 221-6501
   (NAME, ADDRESS, AND TELEPHONE AND FACSIMILE NUMBERS OF AGENT FOR SERVICE)

                                ---------------

                                   COPY TO:
                            JAMES M. JENKINS, ESQ.
                            HARTER, SECREST & EMERY
                               700 MIDTOWN TOWER
                        ROCHESTER, NEW YORK 14604-2070
                           FACSIMILE: (716) 232-2152

                                ---------------
  APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]
                             ---------------
                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                             PROPOSED      PROPOSED
                                                             MAXIMUM       MAXIMUM
                                              AMOUNT         OFFERING     AGGREGATE      AMOUNT OF
       TITLE OF EACH CLASS OF                  TO BE          PRICE     OFFERING PRICE  REGISTRATION
    SECURITIES TO BE REGISTERED             REGISTERED     PER UNIT (1)      (1)            FEE
----------------------------------------------------------------------------------------------------
Common Stock, par value $.001 per            1,293,750
 share................................       shares(2)        $9.00     $11,643,750.00   $3,528.41
Warrant to Purchase Common Stock, par
 value $.001 per share (3)............      One Warrant       $5.00         $5.00             --
Common Stock, par value $.001 per
 share (4)............................    112,500 shares      $10.80    $1,215,000.00     $368.18
Common Stock, par value $.001 per
 share (5)............................    123,889 shares      $5.40        $669,001       $202.73
----------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) Estimated solely for the purpose of calculating the registration fee under Rule 457(a).
(2) Includes 168,750 shares which the Underwriters have the option to purchase solely to cover over-allotments, if any.
(3) To be issued to H. J. Meyers & Co., Inc., as Representative of the Underwriters.
(4) Issuable upon exercise of Warrant.
(5) To be offered by the current stockholders of the Registrant pursuant to Warrants granted by such stockholders to certain individuals who purchased Senior Debentures of the Registrant.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             SUBJECT TO COMPLETION

                 PRELIMINARY PROSPECTUS DATED           , 1997

                          INTERNATIONAL COMPUTEX, INC.

                                  COMMON STOCK

                                1,125,000 SHARES

  Except as set forth herein, the shares of common stock, $.001 par value per share ("Common Stock"), offered hereby are being sold by International CompuTex, Inc., a Georgia corporation ("ICI" or the "Company"). Prior to this offering (this "Offering"), there has been no public market for the Common Stock of the Company and there can be no assurance that an active market will develop or, if developed, that it will be sustained. It is currently estimated that the initial public offering price of the Common Stock will be between $8.00 and $10.00 per share. The offering price of the Common Stock will be determined by negotiation between the Company, the Selling Stockholders and H.J.Meyers & Co., Inc., the representative ("Representative") of the several underwriters ("Underwriters"), and is not necessarily related to the Company's asset value or any other established criterion of value. See "Risk Factors" and "Underwriting" for a discussion of the factors considered in determining the initial public offering price. The Company has applied for listing of the Common Stock on the Nasdaq National Market under the symbol "ICIQ."

                                  -----------

  THESE SECURITIES ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. PERSONS WHO PURCHASE THESE SECURITIES WILL INCUR SUBSTANTIAL DILUTION.

  SEE "RISK FACTORS" COMMENCING ON PAGE      FOR CERTAIN CONSIDERATIONS
RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    UNDERWRITING
                                   DISCOUNTS AND                  PROCEEDS TO
                       PRICE TO     COMMISSIONS    PROCEEDS TO      SELLING
                        PUBLIC          (1)        COMPANY (2)    STOCKHOLDERS
------------------------------------------------------------------------------
Per Share.........        $              $              $             -0- (3)
------------------------------------------------------------------------------
Total (3).........        $              $              $             -0- (3)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Does not include additional compensation to be received by the Representative in the form of (i) a non-accountable expense allowance of $202,500 (or $232,875 if the Underwriters' over-allotment option described in footnote (3) is exercised in full); and (ii) warrants to purchase up to 112,500 shares of Common Stock at $10.80 per share (that being 120% of the assumed initial public offering price), exercisable over a period of four years, commencing one year from the date of this Prospectus ("Representative's Warrants"). In addition, the Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses of this Offering, including the Representative's nonaccountable expense allowance, estimated at $400,000.
(3) The Company and the Selling Stockholders have granted the Underwriters a 30-day option to purchase up to 168,750 additional shares of Common Stock solely to cover over-allotments, if any. Of the 168,750 additional shares of Common Stock that may be purchased by the Underwriters pursuant to such option, 50% (or up to 84,375 shares) would be sold by the Company and 50% (or up to 84,375 shares) would be sold by the Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling Stockholders will be $11,643,750, $1,047,938, $9,904,781 and $691,031, respectively. See
    "Underwriting."

  The shares of Common Stock are offered on a "firm commitment" basis by the several Underwriters, subject to prior sale when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of H. J. Meyers & Co., Inc., Rochester, New
York, on or about         , 1997.

                            H. J. MEYERS & CO., INC.

               The date of this Prospectus is             , 1997

                         [ADD ARTWORK, AS APPROPRIATE]



  The Company is not currently a reporting company under the Securities Exchange Act of 1934. The Company intends to furnish its stockholders with annual reports containing financial statements audited by its independent auditors.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                   GLOSSARY

Certain terms or phrases used in this Prospectus have technical meanings, as set forth below, in addition to other terms defined elsewhere in this
Prospectus:

  "CAD"--Computer Aided Design; CAD is the process whereby computers are utilized to facilitate the design of manufactured goods. Typically run on high speed workstations, CAD systems are often integrated with Computer Aided Manufacturing (CAM) systems. This allows for the automation of the manufacture of products by computers or robots using design information originating from a CAD system.

  "CORBA"--Common Object Request Broker Architecture; CORBA is an industry standard that defines a higher level facility for distributed computing. CORBA allows applications to communicate with one another without regard to the hardware or software systems or the location of the application.

  "ERP"--Enterprise Resource Planning; ERP is an application with an enterprise-wide focus on customer order management, financial information, personnel and availability of materials.

  "ICAM"--Information Classification And Management; ICAM is a software technology which serves a dual function. The first function is the ability to read and classify information based on attributes with which end-users are familiar. The second function allows for the maintenance and retrieval of this information. ICAM provides a mechanism for retrieval of stored information through user defined queries. ICAM also allows the user to add, change and remove information.

  "Legacy systems"--Applications and databases maintained by an enterprise consisting of previously developed or acquired data or other information.

  "Migration of data"--The process whereby data or information is moved from one database to another, or from one system to another. The Company's software product, ItemQuest(TM) "Symbol", permits a customer to "migrate" legacy data from that customer's existing database to its ItemQuest database and classify the data based on attributes specified by the customer.

  "Object oriented"--Object oriented programming is a form of software development that models real world entities through a representation of "objects" that contain data as well as instructions that work upon the data. With objects, a system can be designed using familiar business entities (such as a person or an account), and the design can be carried all the way down to the programming level. Object technology assists users by providing solutions that more closely resemble the business processes with which they are familiar.

  "PDM"--Product Data Management; PDM is a system of software applications, used principally by manufacturing and design companies, which allow management and control of product-related data from development and design stages through the manufacturing and post-production marketing phases of a product.

  "Virtual object warehouse"--Most large companies keep their data in various disparate databases associated with several applications. With a data warehouse, a company periodically extracts data from its various application databases and consolidates it centrally. Object warehouses store business objects rather than the simple relational data typically found in data warehouses, greatly simplifying access to the information. In a virtual warehouse, data is not physically copied to a central database, but is instead transparently accessed from the native disparate databases. A virtual object warehouse allows easy access to business objects and their information without requiring a centralized repository.

  "Virtual object warehouse and classification system"--A virtual object warehouse and classification system combines the power and flexibility of virtual object warehousing and information classification and management systems. (See above definitions.) In a virtual object warehouse and classification system, enterprise-wide business objects can be accessed without requiring them to be located in one centralized database.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and must be read in conjunction with, the more detailed information and the Financial Statements and Notes thereto, appearing elsewhere in this Prospectus. Investors should consider carefully the information set forth under "Risk Factors." Unless otherwise indicated, (i) the information set forth in this Prospectus assumes no exercise of the Underwriters' over-allotment option and (ii) all share and per share data gives effect to stock splits effected during 1996. Certain information contained in this Prospectus Summary and elsewhere in this Prospectus, including information with regard to the Company's strategy for expanding operations and related financing requirements, are forward looking statements. For a discussion of important factors that could affect such matters, see "Risk Factors."

THE COMPANY

  International CompuTex, Inc. ("ICI" or the "Company") was incorporated in Georgia in January 1991. The Company's principal executive offices are located at 5500 Interstate North Parkway, Suite 507, Atlanta, Georgia 30328-4662, and its telephone number at that address is (770) 953-1464. The Company's World Wide Web address is http://www.computex.com. Information contained in such World Wide Web site shall not be deemed to be part of this Prospectus.

  ICI is a software technology company that develops, markets and supports enterprise-wide client/server solutions and provides consulting and implementation services for the manufacturing and process industries. ICI specializes in helping companies improve competitiveness through the application of information technology. The Company is active in the areas of systems analysis and design, cross platform software development, object-oriented technology and client/server architecture. In addition to its technical expertise, ICI has built strong skills in industry applications for manufacturing and product data management ("PDM"). PDM is a software technology which allows management and control of product-related data from product development and design to manufacturing and post-production maintenance. The Company has focused its product development efforts on information classification and management ("ICAM"). Among other applications, ICAM is one of the major components of a PDM solution. Management believes that ICAM applications are underdeveloped in the marketplace and hold great potential for future development and sales.

  ICI's virtual object warehouse and classification system, ItemQuest(TM), is currently in the controlled availability stage with a limited number of licensees. Management believes that ItemQuest supplies an important missing component of a PDM solution by addressing one of the most elementary but costly problems of the manufacturing and engineering industries--how to quickly identify, search and retrieve existing parts information, design elements and their relevant components for re-use throughout the enterprise. ItemQuest is based on a sophisticated object oriented classification and search engine which enables users to search, select and re-use product data design and manufacturing information based on engineering or manufacturing attributes. This, in turn, enables manufacturers to reduce product development costs and shorten time to market, factors which increase their competitiveness.

  ICI, through ItemQuest and through its services, intends to become a leading solution provider in the ICAM and PDM markets, and to be known for its expertise and success in helping companies improve their competitiveness through the implementation of ICAM and PDM technology. Management expects that the Company's focus on information classification and management through the delivery of ItemQuest will help the Company achieve a leadership position in these markets.

                             SUMMARY FINANCIAL DATA

                                                     YEARS ENDED DECEMBER 31,
                                                   -----------------------------
                                                     1994      1995      1996
                                                   --------- --------- ---------
STATEMENT OF OPERATIONS DATA:
Operating revenues................................ 1,246,414 2,875,872 3,891,034
Income from operations............................   424,747 1,114,107 1,817,317
Net income........................................   427,295 1,118,905 1,820,384
Pro forma provision for income taxes (1)..........   161,000   422,000   686,000
Pro forma net income (1)..........................   266,295   696,905 1,134,384
Pro forma earnings per share......................      0.12      0.30      0.50
Shares used in per share computations (2)......... 2,287,855 2,287,855 2,287,855

                          DECEMBER 31, 1995           DECEMBER 31, 1996
                          ----------------- ---------------------------------------
                                              ACTUAL   PRO FORMA(3) AS ADJUSTED (4)
                                            ---------- -----------  ---------------
BALANCE SHEET DATA:
Cash and cash
equivalents.............      $ 80,969      $  119,750  $ 119,750     $ 8,933,750
Working capital
(deficit)...............       859,262       1,104,358   (446,144)      8,390,280
Total assets............       982,080       1,621,011  1,621,011      10,412,587
Stockholders' equity(5).       947,460       1,552,627      2,125       8,816,125

                                  THE OFFERING

Common Stock offered by the Company............ 1,125,000 shares
Common Stock offered by the Selling
Stockholders................................... -0-- (6)
Shares of Common Stock to be outstanding after
this Offering.................................. 3,250,000 shares (7)
Use of proceeds by the Company................. General corporate purposes, including repayment of Senior
                                                Debentures, funding of a
                                                portion of final S corporation
                                                distribution, infrastructure
                                                investment and equipment
                                                purchases, product development,
                                                sales and marketing and working
                                                capital. See "Use of Proceeds."
Nasdaq National Market Symbol.................. ICIQ

--------
(1) These pro forma amounts are based upon the assumption that the Company had been treated for income tax purposes as a C corporation during each of these fiscal years, using a combined 37.7% federal and state income tax rate. Since inception, the Company has been treated for income tax purposes as an S corporation under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"), and under Georgia income tax laws. Earnings of the Company have been taxed for federal and State of Georgia tax purposes directly to the stockholders of the Company, rather than the Company. The Company's S corporation status will be terminated immediately prior to the closing of this Offering. Upon the termination of the Company's S corporation status, in addition to becoming subject to corporate tax at the federal and state levels, the Company will, for future periods, be required to provide for deferred federal and state income taxes, calculated in accordance with Financial Accounting Standards Board Statement 109 ("FAS 109") for the cumulative temporary differences between the financial reporting and income tax bases of the Company's assets and liabilities.
(2) See Note A of Notes to Financial Statements for an explanation of the method used to determine the number of shares used to compute per share amounts.

(3) The pro forma balance sheet data as of December 31, 1996 gives effect to an additional estimated provision of approximately $21,600 for deferred income taxes, which would have been required as a charge against retained earnings had the Company terminated its S corporation status at December 31, 1996. It also reflects the liability for the distribution of $1,528,902 as of December 31, 1996 to current stockholders of the Company from the proceeds of this Offering. See "Prior S Corporation Status and Distributions" and Note A of the Notes to Financial Statements.
(4) Adjusted to reflect the sale of 1,125,000 shares of Common Stock offered by the Company hereby at the assumed initial public offering price of $9.00 per share (and after deducting underwriting discounts and commissions and estimated offering expenses, including $22,424 of previously deferred offering expenses) and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."
(5) See "Prior S Corporation Status and Distributions" for a discussion of the proposed distribution to current stockholders of all or substantially all of the undistributed S corporation earnings of the Company through the day prior to the closing of this Offering. As a result of that proposed distribution, prospective investors should assume that current stockholders' equity of the Company is a negligible amount. See "Risk Factors--Planned Distribution of Accumulated Earnings in Connection with Conversion to C Corporation Status."
(6) The Selling Stockholders will participate in 50% of any shares of Common Stock sold in the event the Underwriters exercise their over-allotment option.
(7) Based upon the number of shares outstanding as of December 31, 1996. Excludes 173,311 shares of Common Stock issuable upon exercise of outstanding options at December 31, 1996, and 326,709 shares of Common Stock reserved for future grant under the Company's 1996 Stock Option Plan as of that date. Also excludes 112,500 shares of Common Stock subject to warrants to be issued to the Representative of the Underwriters in connection with this Offering (the "Representative's Warrants"). See "Capitalization," "Management-- Stock Option Plans" and Notes A and F of Notes to Financial Statements.

                                ----------------

  Except as otherwise noted herein, information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                 RISK FACTORS

  PROSPECTIVE INVESTORS SHOULD, PRIOR TO ANY PURCHASE OF COMMON STOCK, CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, AS WELL AS THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS, AND ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF NUMEROUS FACTORS, INCLUDING THE FACTORS SET FORTH BELOW AND ELSEWHERE IN THIS PROSPECTUS.

  INTRODUCTION OF NEW PRODUCT; CHANGE OF BUSINESS FOCUS. ICI currently derives the great majority of its revenue from its services business, primarily from project management, implementation and customization services for the PDM product of International Business Machines Corporation ("IBM"), called ProductManager(TM), and from custom development services in cross platform, client/server and object oriented software and consulting. Management believes that the basis for the Company's next stage of growth will be the development, delivery, support and evolution of ItemQuest. While the Company is experienced in software development as part of custom development contracts, it has no previous experience in the distribution and maintenance of its own product. To be successful with ItemQuest, Management believes that the Company must invest in and develop a strategy for distribution, customer service, maintenance, pricing, marketing and sales. Functions including training and defect support must be developed, staffed and maintained.

  There can be no assurance that ItemQuest will achieve broad market acceptance or that the Company will be successful in marketing ItemQuest or enhancements to that product. In the event that the Company's current or future competitors release new products that have more advanced features, offer better performance or are more price competitive than ItemQuest, demand for ItemQuest may decline or may fail to materialize. Lack of demand for ItemQuest due to competition, technological change or other factors would have a material adverse affect on the Company's business, financial condition and results of operations.

  RELIANCE ON IBM; LACK OF VISIBILITY IN THE MARKET. To date, most of ICI's revenue has been derived from services rendered directly to IBM or as a subcontractor to IBM customers. Overall, IBM has accounted, directly or indirectly, for 75% of ICI's 1993 revenues, 65% of 1994 revenues, 81% of 1995 revenues and 70% of 1996 revenues. Management believes that IBM benefits from utilizing ICI's skill and experience to enhance the success of ProductManager. However, there can be no assurance that such utilization will continue.

  While there has been an increase in the number of direct customer contracts relating to IBM's ProductManager, the predominant existing relationship of the Company as a subcontractor to IBM has thus far limited the Company's exposure and opportunities to form direct relationships with customers. In those instances where ICI has dealt directly with customers, it has been known primarily for its skill and expertise in providing implementation and customization services for PDM software systems, particularly for IBM's ProductManager.

  The Company has only extremely limited name recognition for its virtual object warehouse and classification system (ItemQuest) and has not yet fully developed production reference sites through the ItemQuest controlled availability program. Management proposes to diversify and increase the Company's client base by establishing and expanding a sales and marketing organization and by attending PDM industry conferences, placing articles in industry journals and aggressively marketing its services and ItemQuest to industry consultants. However, there can be no assurance that the proposed marketing plans will be carried out, or if carried out, will result in favorable reviews or lead to anticipated results.

  Prior to 1996, IBM used ICI's skills primarily in product development. In 1996 ICI expanded beyond internal product development and began to provide product implementation and customization for IBM customers. Maintaining and growing this revenue stream depends both on IBM's continued confidence in ICI and IBM's success in the PDM market. While IBM's PDM product has shown increasing market acceptance, there can be no assurance that other competing PDM suppliers will not introduce PDM solutions more technologically advanced than IBM's ProductManager, or that ProductManager will continue to be a leader in the PDM market. The failure of ProductManager to sustain or increase its share of the PDM solutions market would have a material adverse affect on the Company's business, financial condition and results of operations.

  The relationship of ICI to IBM is governed by an umbrella agreement with IBM and by a series of individual subcontracts and work orders. None of these agreements provide for services to be rendered over a long term and each of them is subject to termination on relatively short notice. Accordingly, ICI's prospects for continued IBM-related services depend primarily on ICI's relationship to IBM and IBM's customers, rather than on long-term contractual relationships. There can be no assurance that these relationships will continue.

  MANAGEMENT OF EXPANDING OPERATIONS. ICI has experienced significant growth in recent periods, with operating revenues increasing from approximately $355,000 in 1993 to approximately $3,891,000 in 1996. In addition, the Company has experienced significant growth in the number of its employees, the scope of its operating and financial systems, and the geographic area of its operations. That growth has placed a significant strain upon its management systems and resources. The Company's ability to compete effectively and to manage future growth, if any, will require the Company to continue to improve its financial and management controls, reporting systems and procedures on a timely basis and to expand, train and manage its employee base. It is anticipated that additional experienced management will need to be added to meet the demands of expanded operations. There can be no assurance that such additional management will be attracted and retained, or that the existing and new management will be able to implement such systems effectively or on a timely basis or to manage future expansion successfully. The failure or inability to do so could have a material adverse affect on the Company's business, financial condition and results of operations.

  RISK OF PRODUCT DEFECTS. The Company has only recently begun to install and implement test sites of ItemQuest with major manufacturers. As a result, the Company has only limited experience with the installation, implementation and operation of ItemQuest at customer sites. There can be no assurance that ItemQuest will not require substantial modifications to satisfy performance requirements or to fix previously undetected errors. If customers were to experience significant problems with ItemQuest, or if the Company's customers were dissatisfied with the product's functionality, performance or support, the Company's business, financial condition and results of operations would be materially adversely affected.

  DISTRIBUTION RISKS; NEED TO ESTABLISH SALES CHANNELS. Until the recent limited introduction of ItemQuest, the Company's business operations consisted of providing services, primarily on a subcontracting basis. As a result, ICI has not previously needed to maintain an extensive sales organization. With the introduction of ItemQuest, Management believes that the Company must establish sales channels and marketing, selling and consulting relationships, both domestically and internationally. There can be no assurance that the Company will be able to attract sufficient direct sales personnel, hardware and software vendors, systems integrators or other marketing and selling partners, or that the Company's actions to develop such channels will not adversely affect its relationship with IBM. See "Reliance on IBM; Lack of Visibility in the Market." There can also be no assurance that the cost of the Company's investment in direct and indirect sales channels will not exceed the revenues, if any, generated from that investment or that the Company's sales and marketing organization will successfully compete against the sales and marketing organizations of competitors.

  COMPETITION. In providing software services, both related to ProductManager and otherwise, ICI faces competition from numerous services providers. Many of those competing services providers, both large and small, may have technical skills that match or exceed those offered or intended to be offered by ICI in the computer services industry. Barriers to entry in providing computer services are very low, resulting in downward pricing pressures and competition for skilled technicians. There can be no assurance that ICI will be able to continue its growth in services revenues in the face of these competitive factors.

  In its efforts to market ItemQuest, ICI will face direct competition from at least two significant vendors of ICAM-related software: Aspect Development, Inc. and CADIS, Inc. Those vendors, each of which has significantly greater financial resources than the Company, have established customer bases, giving them a significant advantage in the marketing of ICAM products. Additionally, IBM may in the future decide to develop its own ICAM product integrated with its ProductManager software. Such a product would significantly affect the Company's software revenues from the licensing of ItemQuest as well as ProductManager-related services revenue.

  Because the barriers to entry in the software industry are relatively low, the Company could experience additional competition for ItemQuest from other established or emerging companies in the client/server application software market. The Company's competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products. In the future, products offered by PDM vendors and vendors of other complementary products may provide ICAM functions that are highly specific to their core technologies, making it more difficult for an independent company such as ICI to promote its product to customers of those vendors. Many of these potential competitors have well-established relationships with the Company's current and potential customers, extensive knowledge of the client/server industry, better name recognition and significantly greater financial, technical, sales, marketing and other resources than ICI and may offer single vendor solutions which span multiple industries. In addition, new competitors, or alliances among competitors may emerge and rapidly acquire significant market share. The Company also expects that competition will increase as a result of software industry consolidations.

  Increased competition could result in price reductions, reduced gross margins and loss of market share, any of which could materially adversely affect the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures will not materially and adversely affect its business, financial condition and results of operations. See "Business--Competition."

  NEED FOR QUALIFIED PERSONNEL. Management believes that the future success of ICI will depend to a significant extent upon its ability to attract, train and retain highly skilled technical, management, marketing and consulting personnel. In particular, the Company has identified an immediate need for a full-time chief accounting officer. Competition for such personnel is intense, and the Company expects that such competition will continue for the foreseeable future. The Company has from time to time experienced difficulty in locating candidates with appropriate qualifications. There can be no assurance that the Company will be successful in attracting or retaining such personnel, and the failure to attract such personnel could have a material adverse affect on the Company's business, financial condition and results of operations.

  RELIANCE ON ACCEPTANCE OF PDM SOLUTIONS. ICI's revenues are derived predominantly from services related to IBM's ProductManager. The Company's future financial performance will depend to a large extent on the growth in the number of organizations adopting client/server software and reference data products for PDM solutions generally, and IBM's ProductManager in particular, as the users of these solutions engage outside vendors to implement, maintain, customize and enhance such solutions. If the PDM market does grow, the Company's future growth will depend upon the extent to which PDM users select ItemQuest and use ICI's PDM services. There can be no assurance that the market for PDM products and services will continue to grow or that the Company's complementary products or PDM services will achieve market acceptance. If the PDM market develops more slowly than expected, or if ItemQuest does not gain acceptance within the PDM market, the Company's business, financial condition and results of operations could be materially adversely affected.

  FURTHER DEVELOPMENT OF ItemQuest. Management believes that ItemQuest currently offers effective and comprehensive information classification and management capability. However, as a new product, there are areas where further development of ItemQuest would assist in achieving broad-based market acceptance. In particular, in order to achieve such market acceptance ItemQuest may need further development to include standard classification schemas and a pre-packaged component reference database, advanced tools to support legacy systems and migration of data and support for capabilities to manage component suppliers. There is no assurance that further development in those areas will be accomplished, or that any such further development will be effective in achieving market acceptance. See "Business--Competition."

  DEPENDENCE ON RELATIONSHIPS WITH COMPLEMENTARY VENDORS. The Company expects that its relationship with IBM will lead to beneficial relationships with ProductManager customers. However, the Company intends to build additional alliances with complementary PDM vendors and vendors of computer aided design
(CAD) and enterprise resource planning (ERP) products to exploit the growing market and promote future growth. There can be no assurance, however, that the Company will be able to successfully build such relationships with such vendors, or that the Company's attempt to build such relationships will not negatively affect its relationship with IBM. Failure to build and maintain relationships with other vendors, or the loss of the IBM relationship, could materially and adversely affect the Company's business, financial condition and results of operations.

  PRODUCT LIFE CYCLE; NEED TO DEVELOP NEW PRODUCTS AND ENHANCEMENTS. The markets for PDM and ICAM products are new and emerging. As such, these markets are characterized by rapid technological change, evolving requirements, developing industry standards and new product introductions. The dynamic nature of these markets can render existing products obsolete and unmarketable within a short period of time. Accordingly, the life cycle of ItemQuest is difficult to estimate. The Company's future success will depend in large part upon its ability to enhance ItemQuest and to develop and introduce, on a timely basis, new products that keep pace with technological developments and emerging industry standards. The success of the Company's software development efforts will depend on various factors, including its ability to integrate these products with third-party products.

  INTERNATIONAL SALES. ItemQuest and ICI's services are targeted primarily to large multinational companies, many of which are based outside of the United States or have installation requirements outside of the United States, primarily in Europe and Asia. To service the needs of such companies and take advantage of the opportunities outside the United States, the Company must provide worldwide sales and product support services. There can be no assurance that the Company will be able to expand its existing operations outside the United States or create an effective presence in Europe and in Asia.

  In addition, there are a number of risks inherent in international expansion, including increased risk of software piracy, unexpected changes in regulatory requirements, tariffs, and other trade barriers, costs and risks of localizing products for foreign countries, longer accounts receivable payment cycles and increased collection risks, potentially adverse tax consequences, difficulty of repatriation of earnings and the burdens of complying with a wide variety of foreign laws. International sales may be denominated and collected in both U. S. dollars and international currency. Accordingly, a portion of the Company's international sales may be subject to currency fluctuation risks which could adversely affect the Company's business, financial condition and results of operations. Furthermore, an increase in the value of the U. S. dollar relative to foreign currencies could make the Company's products more expensive and potentially less competitive in those markets where the Company's sales are denominated in U.S. dollars.

  FLUCTUATIONS IN OPERATING RESULTS. The Company's revenues and results of operations have varied on a quarterly and an annual basis in the past and are expected to vary significantly in the future. This will be particularly true as the Company attempts to derive increasing revenue from licenses of ItemQuest. The Company's revenues and results of operations are difficult to forecast and could be materially adversely affected in any given period by many factors, some of which are outside the control of the Company. These include, among other factors, the relatively long sales and implementation cycles for the Company's products and services; the size and timing of individual license transactions; seasonality of revenues; changes in the Company's operating expenses; changes in the mix of products and services sold; timing of introduction or enhancement of products by the Company or its competitors; market acceptance of new products; technological changes in software and hardware; personnel changes and difficulties in attracting and retaining qualified sales, marketing, technical and consulting personnel; changes in customers' budgeting cycles; foreign currency exchange rates; quality control of products sold; and economic conditions generally and in specific industry segments.

  LENGTHY SALES AND IMPLEMENTATION CYCLES. Marketing of ItemQuest is expected to require the Company to engage in a sales cycle typically lasting up to six months, during which the Company will need to educate prospective customers about the use and benefits of ItemQuest. In addition, the implementation of ItemQuest typically will involve a significant commitment of resources by the customer over an extended period of time, due to the customer's need to re-engineer its product development processes. For these reasons, sales and customer implementation cycles will be subject to significant delays over which the Company may have little or no control. Accordingly, any delay in the sale or customer implementation of a large project or a number of smaller projects could have a material adverse affect on the Company's business, financial condition and results of operations and may cause the Company's operating results to vary significantly from quarter to quarter.

  LIMITED OPERATING HISTORY. The Company was founded in 1991 and, until the recent introduction of ItemQuest, was chiefly a supplier of services to IBM and to ProductManager customers. As the Company's business expanded from 1993 through 1996, it has been able to manage its expenses (primarily the cost of technical personnel) in line with revenues, generating substantial profit margins. Nevertheless, the Company has only a limited operating history upon which to base an evaluation of its business and prospects. As the Company undergoes a significant change in its business with the introduction of ItemQuest and expands its operations to meet the expected demand for services and for that product, there can be no assurance that the Company will be able to realize or sustain such growth or that the Company will remain profitable in the future.

  CONCENTRATION OF SHARE OWNERSHIP AND VOTING POWER. Based upon the number of shares of Common Stock that will be outstanding upon the completion of this Offering, the executive officers and directors of the Company, as a group, will beneficially own approximately 63.4% of the Company's outstanding Common Stock, after giving effect to the exercise of all outstanding options held by such individuals as of December 31, 1996. As a result, the executive officers and directors as a group will be able to elect at least a majority of the Board of Directors and will retain the voting power to approve all matters requiring approval by the stockholders of the Company. In addition, subject to certain limitations imposed by applicable law, the executive officers and directors of the Company will be able to, among other things, amend the Company's Articles of Incorporation and By-Laws and effect or preclude fundamental corporate transactions involving the Company, including the acceptance or rejection of any proposals relating to a merger of the Company or an acquisition of the Company by another entity, in each case without the approval of any of the Company's other stockholders. See "Principal and Selling Stockholders" and "Description of Capital Stock."

  DEPENDENCE ON SENIOR MANAGEMENT AND OTHER KEY EMPLOYEES. The Company's success depends to a significant extent upon members of senior management and other key employees, none of whom have agreements for a particular term of employment or providing for future compensation. The Company does not maintain key man life insurance on any of its employees, but intends to apply for such coverage for its Chief Executive Officer, Haim E. Dahan. The loss of the services of any one of the key employees could have a material adverse affect on the Company. See "Management--Officers and Key Employees."

  DEPENDENCE ON PROPRIETARY AND LICENSED TECHNOLOGY. The Company's success depends in great measure on its proprietary technology. The Company will rely primarily on a combination of copyrights, trade secrets, confidentiality procedures and contractual provisions with its employees, consultants and business partners and on its license agreements to protect its proprietary rights. The Company will attempt to protect its software, published data, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. In addition, the Company will consider technical procedures to further protect against unauthorized copying and use, as deemed necessary. There can be no assurance that the Company will be successful in protecting its proprietary technology or that unauthorized parties will not attempt to or be successful in copying aspects of the Company's products or obtain and use the Company's proprietary information.

  Management believes that ItemQuest may be particularly vulnerable to unauthorized use in certain countries due to the ability of users of ItemQuest to implement this product in a limited mode without the assistance of ICI. There can be no assurance that steps taken by the Company to deter this misappropriation will be adequate.

  The Company may submit patent applications with respect to ItemQuest in the future. If and when submitted, there can be no assurance that any patent covering ItemQuest will be issued, or that any patent, if issued, will provide sufficient protection or prove enforceable in actions against alleged infringements. The Company is not aware that ItemQuest infringes the proprietary rights of third parties, but there can be no assurances that third parties will not claim infringement by the Company with respect to current or future products. Any such claims, with or without merit, could be time consuming, result in costly litigation, cause product shipment delays, or require the Company to enter into royalty or licensing agreements with the third party claiming ownership. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all, which could have a material adverse affect on the Company's business, financial condition and results of operations.

  In addition, the Company relies on certain software that it licenses from third parties, including software that is used in ItemQuest. There can be no assurance that such firms will remain in business, that they will continue to support their products, that their products will continue to be suitable for ICI's needs or that their products will otherwise continue to be available to the Company, and if so, on commercially reasonable terms. The loss of or inability to maintain any of these software licenses or the failure to obtain suitable substitutes could result in delays or cancellations in product shipments, which could materially adversely affect the Company's business, financial condition and results of operations.

  PLANNED DISTRIBUTION OF ACCUMULATED EARNINGS IN CONNECTION WITH CONVERSION TO C CORPORATION STATUS. Since its formation, the Company has elected S corporation status for federal and state income tax purposes. The Company intends to convert from an S corporation to a C corporation concurrently with the closing of this Offering. As a result, effective on the day preceding such closing, the Company intends to distribute accumulated S corporation earnings to the five existing stockholders in the amount of approximately $1,830,000. The Company will distribute certain receivables and cash to effect this distribution. It is anticipated that a portion of the cash distribution will be funded out of the proceeds of this Offering. As a result of this planned distribution, prospective investors in the Company should make their investment decision on the basis of their evaluation of future prospects of the Company, rather than the current financial condition of the Company. See "Certain Transactions," "Prior S Corporation Status and Distributions" and "Use of Proceeds."

  As a result of the proposed stockholder distribution in connection with the Company's conversion to a C corporation, the Company's cash reserves as of December 31, 1996 will not be available to the Company for operational and other purposes. Management believes, although no assurance can be provided, that the net proceeds of this Offering, combined with anticipated cash flow resulting from pending projects, will provide adequate cash for operations for at least the next eighteen months. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  NEED FOR ADDITIONAL FINANCING. Management believes that the proceeds of this Offering will be adequate to address the near-term capital needs of the Company. Over the longer term, however, it is anticipated that additional capital will be required as the Company continues its expansion program. The amount of additional capital that will be needed cannot be determined at this time. The source of this capital may be further public or private equity or debt financings, collaborative arrangements with corporate partners or funds from other sources. No assurance can be given that funds to finance this further development will be available to the Company on acceptable terms, if at all. Additionally, such additional financing may involve substantial dilution to the Company's stockholders or may require that the Company relinquish rights to certain of its technologies or products. If adequate funds are not available from operations or additional sources of financing, the Company's ability to continue to expand its business may be adversely affected.

  NO PRIOR MARKET; POSSIBLE VOLATILITY. Prior to this Offering there has been no public market for the Common Stock of the Company. The initial public offering price was determined by negotiations among the Company, the Selling Stockholders and the Representative. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. There can be no assurance that an active public market will develop or be sustained after this Offering or that the market price of the Common Stock will not decline below the initial public offering price. Future announcements concerning the Company or its competitors, quarterly or annual variations in results of operations, announcements of technological innovations, the introduction of new products or changes in pricing policies by the Company or its competitors, proprietary rights, litigation, changes in earnings estimates by analysts and other factors could cause the market price of the Common Stock to fluctuate substantially. In addition, stock prices for many technology companies fluctuate widely for reasons that may be unrelated to results of operations. These fluctuations, as well as general economic, market and political conditions such as recessions or military conflicts, may materially and adversely affect the market price of the Common Stock.

  SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS. Immediately upon the effectiveness of this Offering, the 1,125,000 shares offered hereby will be freely tradeable. The sale of substantial amounts of Common Stock in the public market following this Offering could have a material adverse affect on the price of the Common Stock. Beginning one year after the date of this Offering, approximately 2,125,000 shares will become eligible for sale upon the expiration of agreements not to sell such shares, subject to compliance with Rule 144 under the Securities Act. The Representative may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to such agreements.

  As of February 7, 1997, there were outstanding stock options covering an aggregate of 336,513 shares of Common Stock granted to Company employees under ICI's employee stock option plans. Of those option shares, 159,511 shares that may be acquired upon exercise of certain of these options are restricted from being transferred for a period of one year following the closing date of this Offering. Nevertheless, beginning one year after the closing date of this Offering, options outstanding on February 7, 1997 covering 127,456 shares will be exercisable, and the Common Stock acquired upon the exercise of those options would be eligible for sale, subject in some cases to compliance with Rule 144. Sale of a substantial portion of those shares could have a material adverse affect on the price of the Common Stock.

  Purchasers of Senior Debentures sold by the Company in January 1997 received warrants from the stockholders of the Company (the "Stockholder Warrants") to purchase up to 250,000 shares of Common Stock held by these stockholders. Those warrants are exercisable following the closing date of this Offering and continuing through the third anniversary date of the issuance of the Stockholder Warrants. Holders of the Stockholder Warrants who purchase Common Stock within the 30-day period following the date of this Prospectus will receive Common Stock that will be freely transferable one year after the date of this Prospectus. Holders of the Stockholder Warrants who exercise their Warrants after that 30-day period may receive restricted Common Stock, but in any event will have certain piggyback registration rights in a Company-initiated registration with respect to such Common Stock. If such holders, by direct market sales or by exercising their piggyback registration rights, cause a large number of shares to be sold in the public market, such sales could have a material adverse affect on the market price for the Common Stock. In addition, inclusion of such shares in a Company-initiated registration may have an adverse affect on the Company's ability to raise needed capital. See "Shares Eligible for Future Sale" and "Description of Capital Stock."

  IMMEDIATE AND SUBSTANTIAL DILUTION TO NEW INVESTORS. The initial public offering price is substantially higher than the price per share paid by current stockholders, which was a negligible amount. Investors purchasing Common Stock in this Offering will, therefore, incur immediate dilution from the initial public offering price and will incur additional dilution upon the exercise of outstanding stock options. See "Dilution."

  FORWARD-LOOKING STATEMENTS. Although not applicable as a safe harbor to limit the Company's liability for sales made in this Offering, this Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements may be deemed to include marketing plans, the Company's expectations concerning growth in the market, certain financial projections and the Company's planned use of proceeds. Actual results could differ from those projected in any forward-looking statements. The forward-looking statements are made as of the date of this Prospectus and the Company assumes no obligation to update such forward-looking statements, or to update the reasons why actual results may differ from those projected in the forward-looking statements. Numerous factors, including without limitation factors mentioned in this Risk Factors section, many of which are beyond the control of Management of ICI, could cause future results to differ substantially from those contemplated in such forward-looking statements.

  RISKS ASSOCIATED WITH EMERGING INTERNET MARKET. A portion of the Company's strategy is to utilize the Internet and the World Wide Web to enable ItemQuest to be better utilized as an enterprise-wide solution to item classification and maintenance. ICI intends to extend ItemQuest's potential user community by allowing web browser access to ItemQuest's information search and maintenance features. The Company may devote substantial resources to developing products designed for use with the Internet and the World Wide Web, and there can be no assurance that the revenues generated, if any, from the use of the Internet and the World Wide Web will be greater than the costs of developing and modifying products for such use. Further, the Company's solutions may be rendered obsolete by or less valuable in comparison to competitive solutions made possible by future development of the Internet and the World Wide Web. If this were to occur, the Company's business, financial condition and results of operations may be materially adversely affected.

                  PRIOR S CORPORATION STATUS AND DISTRIBUTIONS

  Since its inception, the Company has elected to operate under Subchapter S of the Code and comparable provisions of the Georgia corporate income tax laws. An S corporation generally is not subject to income tax at the corporate level (with certain exceptions under state income tax laws). Instead, the S corporation's income generally passes through to the shareholders and is taxed on their personal income tax returns.

  Concurrently with the closing date of this Offering, the Company will elect to terminate its S corporation status. As a result, the Company's earnings through the date of termination of the Company's S corporation status generally will be taxed for federal and state income tax purposes directly to those persons who were stockholders of the Company prior to the closing of this Offering (the "Pre-Offering Stockholders"). Subsequent to the termination of its S corporation status, the Company will be subject to federal and state income taxes on its earnings.

  Effective the day preceding the closing date of this Offering, the Company will declare a distribution to the Pre-Offering Stockholders in an amount equal to the Company's undistributed S corporation earnings from its formation through the date immediately preceding the date of termination of the Company's S corporation status. If the Company's S corporation status had terminated as of December 31, 1996, the amount of the additional distribution would have been $1,528,902. The actual amount of this distribution is estimated to be approximately $1,830,000, reflecting undistributed earnings through the date preceding the anticipated closing date of this Offering. This distribution will consist of accounts receivable and cash. It is anticipated that a portion of the cash payments will be funded out of the proceeds of this Offering. See "Risk Factors--Planned Distribution of Accumulated Earnings in Connection with Conversion to C Corporation Status," "Use of Proceeds" and "Certain Transactions."

  Purchasers of Common Stock in this Offering will not receive any of this final distribution.

  Prior to the completion of this Offering, it is currently anticipated that the Company will enter into an S corporation termination, tax allocation and indemnification agreement with the Pre-Offering Stockholders relating to the distribution of undistributed S corporation earnings to such Stockholders and indemnification arrangements among such Stockholders and the Company for certain tax liabilities.

                                USE OF PROCEEDS

  Based on an assumed initial public offering price of $9.00 per share, the net proceeds to the Company from the sale of the 1,125,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $8,814,000 (approximately $9,505,000 if the Underwriters' over-allotment option is exercised in full) after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. The anticipated uses of the net proceeds are subject to change due to the actual circumstances of operating the Company's business. The Company will not receive any proceeds from the sale of shares by the Selling Stockholders, which will occur, if at all, only to the extent of 50% of the Underwriters' over-allotment option.

  The principal purposes of this Offering are to increase the Company's equity capital, to create a public market for the Common Stock, to facilitate future access by the Company to public equity markets and to provide increased visibility of the Company.

  The Company currently intends to allocate the net proceeds of this Offering first to repay the Senior Debentures, including $1,115,000 in principal and
approximately $             in accrued and unpaid interest, pursuant to the
Company's obligation to prepay the Senior Debentures upon completion of an initial public offering in the amount of at least $5 million. In addition, it
is estimated that approximately $             of the net proceeds will be used
to pay the cash portion of the distribution to the current stockholders in connection with the Company's conversion from an S corporation to a C corporation. The balance of the net proceeds are intended to be used for infrastructure and equipment purchases and upgrades, product development, expanded marketing and sales activities, and working capital.

  The Senior Debentures were issued in January 1997 in a private placement to 17 individuals, in the aggregate principal amount of $1,115,000. That offering was for the purpose of funding infrastructure and equipment purchases, expansion of marketing and sales capacity, and for working capital and general corporate purposes. Interest accrues on the Senior Debentures at 6% per annum, payable semi-annually, and the principal amount is due and payable in January 2000, subject to the prepayment requirement referred to above.

  A portion of the proceeds from this Offering may also be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. While from time to time the Company evaluates potential acquisitions of such businesses, products and technologies, there are no present commitments or agreements with respect to any such acquisition.

  Pending such uses, the Company currently plans to invest the net proceeds in investment grade, short-term, interest-bearing debt securities.

  The Company believes, based upon its current plans, that its existing capital resources, including the net proceeds of this Offering, will be sufficient to meet its cash needs for at least eighteen months after this Offering. See, however, "Risk Factors--Need for Additional Financing."

                                DIVIDEND POLICY

  The Company made aggregate distributions to its stockholders of $137,903, $678,706 and $1,215,217 in 1994, 1995 and 1996, respectively. These dividends were paid by the Company while it maintained subchapter S status for income tax purposes. The Company expects to change this election to C corporation status concurrently with the closing of this Offering, and in connection with that change declare a dividend to its current stockholders, in an amount estimated at approximately $1,830,000. See "Prior S Corporation Status and Distributions."

  Following this Offering, it will be the policy of the Company to retain earnings to finance the business. Accordingly, other than final Subchapter S distribution, as described above, the Company does not anticipate paying cash dividends on its Common Stock in the foreseeable future. Future dividends, if any, will be determined by the Board of Directors of the Company and will depend on the Company's earnings, capital requirements, financial condition, level of indebtedness and other factors deemed relevant by the Board of Directors.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company (i) as of December 31, 1996; (ii) on a pro forma basis after giving effect to the payment of a distribution to the current stockholders of the Company; and
(iii) the capitalization at December 31, 1996 as adjusted to reflect the sale of 1,125,000 shares of Common Stock offered by the Company hereby, at the assumed initial public offering price of $9.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses and the application of the net proceeds therefrom, as set forth in "Use of Proceeds." This table should be read in conjunction with the Financial Statements and the Notes thereto included elsewhere in this Prospectus.

                                                   DECEMBER 31, 1996
                                         --------------------------------------
                                           ACTUAL   PRO FORMA(1) AS ADJUSTED(2)
                                         ---------- ------------ --------------
Long-term debt.......................... $   18,935   $18,935      $   18,935
                                         ----------   -------      ----------
Stockholders' equity
 Common Stock, $0.001 par value per
  share:
  Authorized: 20,000,000
  Issued and outstanding: 2,125,000
  actual (3,250,000 issued and
  outstanding as adjusted)..............      2,125     2,125           3,250
 Paid-in Capital........................        -0-       -0-       8,812,875
 Retained Earnings......................  1,550,502       -0-             -0-
                                         ----------   -------      ----------
  Stockholders' equity..................  1,552,627     2,125       8,816,125
                                         ----------   -------      ----------
  Total capitalization.................. $1,571,562   $21,060      $8,835,060
                                         ==========   =======      ==========

--------
(1) Because of certain temporary differences between income for financial and tax reporting purposes (which are primarily attributable to the Company's election to claim accelerated depreciation in computing its taxable income), an additional provision for deferred income taxes will be required as a charge against Retained Earnings as of the date upon which the S corporation status of the Company is terminated. See Note A of the Notes to Financial Statements. The "Pro Forma" column gives effect to an additional estimated provision of approximately $21,600 for deferred income taxes which would have been required as a charge against retained earnings had the Company terminated its S corporation status at December 31, 1996. It also reflects the payment of the final distribution to the current stockholders of the Company. As of December 31, 1996, the amount of the final distribution would have totalled $1,528,902. The actual amount of the final distribution will depend upon the Company's results of operations through the date of termination of S corporation status. See "Prior S Corporation Status and Distributions." This column does not reflect the issuance of $1,115,000 in Senior Debentures by the Company in January 1997, to be repaid out of the net proceeds of this Offering. See "Use of Proceeds."
(2) The "As Adjusted" column gives effect to the adjustments described in Note
    (1) above, the receipt of $8,814,000 estimated net proceeds of this Offering and the application of net proceeds as set forth under "Use of Proceeds." As adjusted outstanding Common Stock excludes 173,311 shares of Common Stock issuable upon exercise of outstanding options at December 31, 1996, each at an exercise price of $.543 per share, 163,200 shares of Common Stock issuable upon exercise of outstanding options granted subsequent to December 31, 1996 each at an exercise price of $4.80 per share, and 163,489 shares of Common Stock reserved for future grant under the Company's 1996 Stock Option Plan. Also excludes 112,500 shares of Common Stock issuable upon exercise of the Representative's Warrants to be granted in connection with this Offering. See "Management--Stock Option Plans," "--Compensation of Directors," "Description of Capital Stock-- Options to Purchase Common Stock," " Underwriting" and Note F of Notes to Financial Statements.

                                   DILUTION

  The following table sets forth, as of December 31, 1996, the differences between the existing stockholders and the new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid before deducting underwriting discounts and commissions and estimated offering expenses:

                           SHARES PURCHASED    TOTAL CONSIDERATION
                         -------------------- ------------------------- AVERAGE PRICE
                          NUMBER   PERCENTAGE   AMOUNT       PERCENTAGE   PER SHARE
                         --------- ---------- -----------    ---------- -------------
Existing Stockholders... 2,125,000    65.4%   $       770           *           *
New Investors........... 1,125,000    34.6%    10,125,000(1)   100.0%       $9.00(1)
                         ---------   ------   -----------      ------
  Total................. 3,250,000   100.0%   $10,125,770      100.0%
                         =========   ======   ===========      ======

--------
 * Negligible.
(1) Estimated, subject to completion of this Offering.

  The above computations assume no exercise of stock options after December 31, 1996 and no exercise of the Underwriters' over-allotment option in this Offering (in which 50% of the option shares would be sold by the Selling Stockholders and 50% by the Company). As of December 31, 1996, there were outstanding employee stock options to purchase 173,311 shares of Common Stock each with an exercise price of $0.543 per share. In connection with this Offering, the Representative will receive warrants to purchase up to 112,500 shares of Common Stock at a price equal to $10.80 per share (120% of the assumed initial public offering price), as described in "Underwriting." To the extent outstanding options or warrants are exercised, there will be further dilution to new investors. See "Capitalization," "Management--Stock Option Plans," "- Compensation of Directors," "Description of Capital Stock--Options to Purchase Common Stock" and Note F of Notes to Financial Statements.

                            SELECTED FINANCIAL DATA

  The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Financial Statements and Notes thereto and other financial information included elsewhere in this Prospectus. The statement of operations data set forth below for the years ended December 31, 1994, 1995 and 1996 and the balance sheet data as of December 31, 1995 and 1996 have been derived from and are qualified by reference to the audited Financial Statements of the Company included elsewhere in this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                              YEARS ENDED DECEMBER 31,
                          --------------------------------
                             1994       1995       1996
                          ---------- ---------- ----------
STATEMENT OF OPERATIONS
DATA:
Operating Revenues....... $1,246,414 $2,875,872 $3,891,034
                          ---------- ---------- ----------
Expenses:
 Research and
 development.............     13,491    111,242      3,365(1)
 Operating...............    681,300  1,499,824  1,830,574
 General and
 administrative..........    126,876    150,699    239,778
                          ---------- ---------- ----------
 Total expenses..........    821,667  1,761,765  2,073,717
                          ---------- ---------- ----------
Income from operations...    424,747  1,114,107  1,817,317
Interest income..........      2,548      4,798      3,067
                          ---------- ---------- ----------
Net Income............... $  427,295 $1,118,905 $1,820,384
                          ========== ========== ==========
Pro forma income data:
 Net income as reported
 (2)..................... $  427,295 $1,118,905 $1,820,384
 Pro forma provision for
 income taxes (2)........    161,000    422,000    686,000
                          ---------- ---------- ----------
 Pro Forma Net Income.... $  266,295 $  696,905 $1,134,384
                          ========== ========== ==========
 Pro Forma Net income per
 share (3)............... $      .12 $      .30 $      .50
                          ========== ========== ==========
 Shares used in per share
 computations (3)........  2,287,855  2,287,855  2,287,855
                          ========== ========== ==========

                                                               DECEMBER 31,
                                                            -------------------
                                                              1995      1996
                                                            -------- ----------
 BALANCE SHEET DATA:
 Cash.....................................................  $ 80,969 $  119,750
 Property and equipment...................................    86,709    168,178
 Other Assets.............................................   814,402  1,333,083
                                                            -------- ----------
 Total Assets.............................................  $982,080 $1,621,011
                                                            ======== ==========
 Current Liabilities......................................  $34 ,620 $   49,449
 Long-term liabilities, net of current liabilities........         0     18,935
 Stockholders' equity (4).................................   947,460  1,552,627
                                                            -------- ----------
                                                            $982,080 $1,621,011
                                                            ======== ==========

--------
(1) Commencing in the year ended December 31, 1996, the Company capitalized certain costs related to product development. See Notes A and I of Notes to Financial Statements.
(2) Through December 31, 1996 the Company had elected Subchapter S status and, as a result, was not subject to payment of federal or state income tax on its net income. Pro forma income data reflects federal and state income taxes (assuming a 37.7% effective tax rate) as if the Company had been taxed as a C Corporation rather than as an S Corporation during each of these fiscal years. See Note A of Notes to Financial Statements.
(3) See Note A of Notes to Financial Statements.
(4) See "Prior S Corporation Status and Distributions" for a description of the Company's plan to distribute accumulated earnings in connection with its conversion from S corporation status to C corporation status under federal and state income tax laws.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with the financial statements and notes thereto.

OVERVIEW

  From the time of its incorporation in 1991 through mid-1996, all Company revenues resulted from computer software-related services. To date, ICI has focused its primary efforts in the area of PDM software applications. ICI has provided a wide variety of services to IBM, including product development and, on a subcontract basis, customer installation, implementation and customization services relating to IBM's PDM product, ProductManager.

  ICI also has applied its expertise in client/server software development by providing specialized software services directly to customers other than IBM, in some cases relating to IBM's ProductManager and in other cases unrelated to IBM.

  Commencing in April 1995, ICI began development work on its own product, ItemQuest, which is intended to address the ICAM market, and which includes PDM-related applications. Among other potential applications, ItemQuest provides virtual object warehouse and classification capabilities to manufacturing or engineering customers, enabling them to shorten and reduce the cost of the new product development cycle. Although research and development costs began to be incurred in the second quarter of 1995, the first limited revenues from licenses of ItemQuest were not received until the last quarter of 1996. Initial licenses of ItemQuest have been offered on a limited basis to a selected group of customers. As of February 1997, contracts have been signed with three customers in this "controlled availability program." When ItemQuest reaches the stage where Management determines that it is ready for general availability, and ICI begins to license ItemQuest on an increased scale, Management anticipates that substantial service revenues will be generated by customer implementation and customization of ItemQuest, as well as from ItemQuest license fees. There can be no assurance, however, that efforts to license ItemQuest will be successful, or that substantial services revenues would result from any such licenses. See "Risk Factors--Introduction of New Product; Change of Business Focus."

RELIANCE ON IBM

  The Company's business currently is heavily reliant on IBM in two ways. First, a substantial portion of services revenues are derived directly or indirectly from IBM, either for (i) product development services rendered directly to IBM, (ii) services rendered to IBM ProductManager customers on a subcontract basis through IBM, or (iii) services rendered directly to IBM customers under contracts to provide implementation or customization services with respect to IBM's ProductManager. Second, although Management believes that ItemQuest will be compatible with a wide variety of PDM software products and with a number of other types of complementary applications, as well as being useful in stand-alone applications, the strongest initial market for ItemQuest is expected to be IBM customers currently using ProductManager. See "Risk Factors--Reliance on IBM; Lack of Visibility in the Market."

SENIOR DEBENTURES AND EMPLOYEE STOCK OPTIONS

  In January 1997, the Company issued an aggregate of $1,115,000 in Senior Debentures, bearing interest at 6% per annum, with interest being payable semi-annually and the principal amount payable in January 2000. The principal and accrued interest are required to be pre-paid out of the proceeds of this Offering. The Senior Debentures are held by 17 purchasers, who acquired them in a private placement. See "Use of Proceeds."

  In January 1997, the Company granted stock options to 32 employees, covering an aggregate of 163,200 shares of Common Stock, at an exercise price of $4.80 per share, under the Company's 1996 Stock Option Plan. See "Management--Stock Option Plans."

  The Board of Directors of the Company has not determined that the Warrants issued in connection with the Senior Debentures have any fair market value. The Board of Directors has determined that the exercise price of the employee stock options granted in January 1997 was equal to the fair market value of the Common Stock at the time of the grant. The results of operations for the first quarter of fiscal 1997 could be adversely affected by a non-cash charge against earnings for interest (less any income tax benefit) if it is determined that the fair market value of the Warrants exceeded zero at the time of the issuance of the Senior Debentures, because any value ascribed to the Warrants would be deemed to be a contribution to capital by the current stockholders of the Company, and treated as additional interest paid to the holders of the Senior Debentures. The results of operations for the first quarter of fiscal 1997 also could be adversely affected by a non-cash charge for compensation (less any income tax benefit) if it is determined that the exercise price of the employee stock options granted in January 1997 was less than 100% of the fair market value of those shares at the time the options were granted.

PLANNED DISTRIBUTION OF ACCUMULATED EARNINGS

  As discussed in "Prior S Corporation Status and Distributions," in connection with the conversion of the Company from S corporation status to C corporation status for federal and state income tax purposes, the Company intends to distribute to its five current stockholders an amount equal to the accumulated, undistributed subchapter S earnings of the Company through the date prior to the closing date of this Offering. This distribution will be effected by transfer of accounts receivable and by cash payments, a portion of which will be derived from the proceeds of this Offering.

INCOME TAX MATTERS

  Since its inception, the Company has elected to operate as an S corporation under the Code. An S corporation generally is not subject to income tax at the corporate level (with certain exceptions under state income tax laws). Accordingly, the Financial Statements do not include a provision for federal and state income taxes, except on a pro forma basis. Effective the date prior to the closing date of this Offering, the Company will terminate its S corporation status and, thereafter, will be subject to federal and state income taxes on its earnings. See "Prior S Corporation Status and Distributions."

  In connection with this Offering, the Company's S corporation status will be terminated. Pursuant to SFAS No. 109, "Accounting for Income Taxes," the Company will be required to record deferred income taxes upon the termination of its S corporation status. This will result in a non-cash, non-recurring charge to earnings during the quarter in which this Offering is completed. Such charge would have been approximately $21,600 had the S corporation status of the Company terminated at December 31, 1996. See "Risk Factors--Prior S Corporation Status and Distributions."

RESULTS OF OPERATIONS

The following table sets forth certain operating data as a percentage of gross revenues for the periods indicated:

                                                               YEARS ENDED
                                                              DECEMBER 31,
                                                            -------------------
                                                            1994   1995   1996
                                                            -----  -----  -----
Total Revenues............................................. 100.0% 100.0% 100.0%
                                                            =====  =====  =====
Expenses
 Operating.................................................  55.7%  56.0%  47.1%
 General and Administrative................................  10.2%   5.2%   6.2%
                                                            -----  -----  -----
 Total Expenses............................................  65.9%  61.2%  53.3%
                                                            -----  -----  -----
Income from Operations.....................................  34.1%  38.8%  46.7%
Other Income--Interest Income..............................    --     --     --
                                                            -----  -----  -----
Net income (1).............................................  34.1%  38.8%  46.7%
                                                            =====  =====  =====
Pro forma income data:
 Net income as reported....................................  34.1%  38.8%  46.7%
 Pro forma provision for income taxes......................  12.9%  14.7%  17.6%
                                                            -----  -----  -----
Pro forma net income.......................................  21.2%  24.1%  29.1%
                                                            =====  =====  =====

--------
(1) Net income for each of these fiscal years does not reflect a provision for federal and state income taxes, as a consequence of the Company's S Corporation status prior to this Offering.

 Year Ended December 31, 1996 Compared to Year Ended December 31, 1995.

  Operating Revenues. The revenues of the Company during the year ended December 31, 1996 consisted primarily of revenues from software services, with revenues from licenses and related services in connection with the Company's ItemQuest product constituting approximately $270,000, or less than 10% of revenues. Revenues for the year ended December 31, 1995 consisted entirely of revenues from software services. Operating revenues increased 35% to approximately $3,891,000 in 1996, compared to approximately $2,876,000 in 1995. This increase resulted from a number of factors. The most important factor was increased sales of ProductManager by IBM in 1996, resulting in increased demand for ICI's software services, as a substantial portion of those services are provided, both directly and on a subcontract basis, to IBM ProductManager customers.

  Increased operating revenues in 1996 over 1995 also were due to increased overall demand for the Company's software services, including a major project for the Eastman Kodak Company in 1996. Another factor contributing to increased operating revenues was an increase in the proportion of projects undertaken directly with IBM customers, rather than on a subcontract basis. Finally, there were approximately $270,000 in license fees and related services from ItemQuest in 1996, compared to no such license fees in 1995.

  Software services revenues in 1996 increased in comparison to 1995 with no significant increases in software services personnel. This was due to more efficient management of personnel and an increase in the proportion of software services projects conducted on a fixed bid basis, as compared to an hourly basis. The factors leading to an increase in operating revenues in 1996 were partially offset by a substantial increase in the amount of personnel time devoted to the development of the ItemQuest product in 1996, as compared to 1995.

  Operating and Research and Development Expenses. Operating and research and development expenses increased by approximately $223,000, or 14%, in 1996 compared to 1995. This increase in operating expenses was substantially less than the increase in operating revenues between the two years, due to the increased efficiencies referred to above. This rate of increase was reduced also by the capitalization of approximately $276,000 in ItemQuest development costs in 1996, compared to 1995, in which no such costs were capitalized, but instead were expensed as research and development expenses. Increases in operating expenses were attributable primarily to the addition of the North Carolina office, and payroll associated with additional management personnel and sales personnel.

  General and Administrative Expenses. General and administrative expenses increased by $89,000, or 59%, in 1996 as compared to 1995. This increase was due to increased business activity in general, and in particular as a result of increases in legal and accounting expenses, underwriting expenses associated with the offering of senior debentures, which commenced in December 1996, and payment of license fees to third-party software vendors.

 Year Ended December 31, 1995 Compared to Year Ended December 31, 1994.

  Operating Revenues. Operating revenues in 1995 increased by approximately $1,630,000, or 131%, compared to the year ended December 31, 1994. This increase in operating revenues was due primarily to the increase in demand for ICI's software services, particularly related to product development efforts for IBM's ProductManager, and the increase in billing volume generated by additional personnel hired to provide those services. In 1995, the Company commenced a substantial product development project for IBM relating to the IBM ProductManager software product. In addition, there was a substantial increase in revenues relating to the provision of training services to IBM ProductManager customers.

  Operating and Research and Development Expenses. Operating and research and development expenses during 1995 increased by approximately $916,000, or 132%, as compared to 1994. This increase was due primarily to general increases in business activity and increased personnel required to provide the increased level of software services. Research and development expense increased by approximately $98,000 in 1995 over 1994, as a result of ItemQuest product development efforts. In addition, there was a substantial increase in the level of infrastructure expenses relating to increases in personnel, as well as expansion of office space in Atlanta, Georgia.

  General and Administrative Expenses. General and administrative expenses increased in 1995 by approximately $25,000, or 19%, as compared to 1994. This increase was due to growth in personnel and business activity, and the corresponding increased demand for general and administrative services.

LIQUIDITY AND CAPITAL RESOURCES

  The primary source of the Company's cash has been operations. As of December 31, 1996, the Company had approximately $120,000 in cash. Net cash provided by operating activities was approximately $300,000, $680,000 and $1,640,000 for 1994, 1995 and 1996, respectively, and was primarily due to net income of approximately $427,000, $1,119,000 and $1,820,000, respectively. The sources of cash from operations were partially offset by increases in accounts receivable of $132,000, $483,000 and $237,000 in 1994, 1995 and 1996, respectively, and other working capital changes.

  In 1994, 1995 and 1996, approximately $37,000, $59,000 and $365,000, respectively, were used for investing activities, including purchases of property and equipment, and, in 1996, $276,000 was used for capitalized software development costs related to the development of ItemQuest, compared to no such capitalized costs in 1994 or 1995. Cash used for investing activities was substantially less in 1995 and 1994, as ItemQuest development costs substantially increased in 1996.

  The Company made distributions to its stockholders, amounting to approximately $138,000, $679,000 and $1,215,000, in 1994, 1995 and 1996,
respectively. As discussed in "Dividends," such distributions are not expected to continue after the Company converts to C corporation status.

  As of December 31, 1996, the Company's principal commitments consisted of obligations under operating leases for office space. Rent expense for the 1994, 1995 and 1996 totaled $17,063, $57,497 and $79,496, respectively. Future minimum lease commitments total $110,000 through the year 2000. Future lease commitments are expected to increase substantially when new leases are executed for the Atlanta and North Carolina operations. There was no material long-term debt as of December 31, 1996.

  Upon receipt of the proceeds from this Offering, and after such proceeds are applied as described in "Use of Proceeds," Management anticipates that it will have adequate cash to fund operations for at least the next eighteen months, although these funds may not be adequate to fully implement the Company's long-term expansion plans. See "Risk Factors--Need for Additional Financing."

FLUCTUATIONS IN QUARTERLY RESULTS

  The Company's operating results may fluctuate from period to period as a result of, among other things, the timing of software services agreements and ItemQuest license agreements, as well as the somewhat seasonal nature of customers' capital budgets. Given the limited experience of the Company in licensing the ItemQuest product, Management cannot predict the extent or nature of sales fluctuations or the impact of cyclical factors.

INFLATION

  Management does not believe that inflation has had a material effect on the Company's operations during the past several years. Management anticipates that the Company generally will be able to modify its pricing structure for services and products to substantially offset future increases in its operating costs.

                                   BUSINESS

GENERAL

  ICI is a software technology company that develops, markets and supports client/server software and implementation services for the manufacturing and process industries. ICI provides services in the areas of system analysis and design, object-oriented technology, cross platform development, and client/server architecture. Since its inception in 1991, ICI has built strong skills in industry applications for manufacturing and product data management ("PDM"). ICI's virtual object warehouse and classification system (ItemQuest), which currently is in the controlled availability stage, enables manufacturers to reduce product development costs and time-to-market by allowing them to create and manage their own standardized repository for information regarding all items used throughout the enterprise. ItemQuest is based on a sophisticated object oriented classification and search engine used to classify objects, such as parts and assemblies, documents and drawings, and to retrieve references to those objects. These capabilities enable ItemQuest to complement and enhance the effectiveness of PDM software, as well as other systems.

  Currently, ICI's revenues are derived primarily from its services business, which is comprised principally of PDM-related services and custom software development. The demand for these services, especially in the PDM application area, is strong and exceeds ICI's current capacity. Management expects that this demand will increase, although this cannot be assured. See "Risk Factors--Management of Expanding Operations."

  Management anticipates that ItemQuest will be made generally available to the marketplace by the end of the first quarter of 1997. At that time, in addition to generation of license fee revenue, Management anticipates that ItemQuest will add significantly to the Company's core services business. Management expects the ratio of services to license fee revenue for ItemQuest to be roughly two to one. ItemQuest remains in the controlled availability stage, however, and no assurances can be given that ItemQuest will be successfully introduced. See "Risk Factors -Introduction of New Product; Change of Business Focus."

  ICI is closely associated with IBM Manufacturing Industry Solutions Unit, based in Charlotte, North Carolina, where ICI maintains an office. Because of the Company's relationship with that Unit, which is responsible for the development and support of ProductManager, a large portion of ICI's customer base consists of manufacturing companies that are users of ProductManager. ProductManager customers for which ICI has provided services directly or through IBM include, among others, Pratt & Whitney, Lockheed Martin, Space Systems/Loral, IVECO, SPS Technologies, Hyundai, Daewoo Motor Co. and Siemens. It is anticipated that this customer base will continue to grow as IBM experiences success in the PDM market. See "Risk Factors--Dependence on IBM; Lack of Visibility in the Market."

  The Company's primary objective is to be a leader in the information classification and management (ICAM) marketplace, both in terms of products and services. To achieve that objective, the Company's business strategy includes a roll-out of ItemQuest into the PDM marketplace and in other applications; increasing technical personnel available to provide ICAM and PDM-related services; leveraging its existing customer relationships to capture new customers; increasing exposure to customers using PDM products; increasing advertising and marketing to build awareness for ItemQuest and ICI services; and expanding into international markets. Management believes that the Company can substantially implement these strategies with the proceeds from this Offering. See, however, "Risk Factors--Need for Additional Financing."

INDUSTRY BACKGROUND

  Manufacturing and process companies face intense competitive pressure on a global basis. Their response is to increase focus on bringing products to market faster and at lower cost, with increasingly higher levels of quality. To achieve those enhancements, these companies have re-engineered their processes and continue to make significant investments in information technology. One such technology is PDM. PDM is software technology that allows companies to manage and control product related data from the product development and design stages through manufacturing and post-production maintenance stages. By managing and sharing this data more effectively, manufacturing companies can improve the efficiency of their entire product development process and reduce time-to-market, thereby increasing their competitiveness.

  A major component within a PDM application is information classification and management, or ICAM. ICAM allows companies to classify and group data by its characteristics, thereby providing the capability for quick and easy access to data. Management believes that this access frequently is integral to a successful PDM implementation. The primary objective of information classification and management is to reduce time-to-market of new products.

         [CHART DEPICTING PARTS CLASSIFICATION PROBLEMS APPEARS HERE]



  It is typical in modern manufacturing for even the least complex products to be composed of numerous parts, some supplied by third party vendors and some manufactured within the enterprise. Purchase or development of these parts can represent a substantial portion of new product cost. The search for or development of the right parts or the optimal combination of parts can create significant delays. Thus, selection of the optimal set of parts early in the design process can greatly reduce the cost and improve the efficiency of new product development.

  A major factor contributing to delays in product development is the inability of design engineers to quickly locate existing parts or acceptable substitutes that meet design requirements. Since designing new parts is an expensive and time-consuming process, manufacturers prefer to re-use existing parts or acceptable substitutes, whether manufactured internally or by a third party. Most large manufacturing systems are not equipped with a classification and search facility that allows the design engineer to easily and definitively determine whether a part exists or a new one needs to be designed.

  Design engineers generally know the particular component they need and the specific characteristics of that component. However, because traditional systems do not allow parts to be located based on characteristics or attributes that a design engineer is familiar with, they are not always helpful. Parts typically are located by part numbers or coded descriptions. However, design engineers usually are not familiar with the thousands of part numbers or coded descriptions that may exist in a large and often geographically dispersed enterprise. Without a system that provides an effective information classification and management capability, finding an existing part can be extremely difficult and time-consuming.

  Since searching for an existing part often can take longer than designing a new part, engineers often take the "easier" approach of designing a new part, which in most instances is much more expensive than re-using an existing part. This added cost stems not only from the longer design and manufacturing process, but also in the lost time in bringing the new product to market. If the delay is long enough, the manufacturer's ability to effectively compete in the marketplace can be greatly hindered.

  To reduce product development costs and shorten time-to-market, several capabilities must be provided. Vast amounts of information related to either custom components internally designed or provided by suppliers currently exist in some form within a manufacturing enterprise. This information, commonly referred to as "legacy data," must be organized and managed to provide optimal value. To achieve this, legacy data first must be standardized (i.e. multiple names for the same component reduced to a single reference) and mapped from diverse formats and sources to a single part definition in the classification system. Next, the enterprise must be provided with the ability to have new parts data added to the legacy data to form one complete system. Once all of the data is mapped to the company's data system, powerful search and retrieval capabilities with an intuitive user interface are required for the selection of the optimal components.

  Management believes that there will be an active market for an effective ICAM system on a stand-alone basis. Moreover, a system that provides ICAM features, and which is also integrated with a PDM system, would greatly enhance the effectiveness of the PDM system. Information classification and management provides an important missing component to a PDM system by creating a combined system that organizes product data and enables it to be retrieved with speed and effectiveness.

PDM INDUSTRY ANALYSIS

   OVERVIEW. The PDM market is growing at a rapid rate. According to CIMdata, Inc., a PDM industry analyst, worldwide revenues for PDM software and services were $684 million in 1995, representing a 45% increase over 1994. CIMdata has reported that it expects the market for PDM software to continue its current growth and approach $2 billion in annual revenues by 2000. Industry analysts attribute this trend to several factors:

  . Continued investment in technology by manufacturing companies to improve competitiveness

  . Increased familiarity with and maturing of PDM technology, leading to broader market acceptance

  . Increased number of successful PDM implementations

  IBM has participated in this market growth with the success of ProductManager Version 3.0. In an attempt to accelerate the growth of its software revenues, IBM has established relationships with independent software services companies, such as ICI, to supplement its own skills in providing customers with implementation and customization services. The ability to deliver these services effectively is one of the most important factors in a successful PDM project. ICI intends to capitalize on its relationship with IBM, which dates back to 1993, to continue to capture a substantial portion of these services revenues.

  Major PDM vendors have focused attention and resources in the first three PDM application areas: Document Management, Workflow, and Product Structure Management. This has created an opportunity to supply the fourth application of PDM: Information Classification and Management (ICAM). Presently, it is believed that there are only two companies, Aspect Development, Inc. and CADIS, Inc., with broad market exposure that offer ICAM products and services to satisfy this market need. See "Competition, Dependence on Relationships with Complementary Vendors," and "Risk Factors--Introduction of New Product; Change of Business Focus." Management believes that the market for PDM, and specifically ICAM software, is experiencing substantial growth worldwide. Expertise in PDM software technology, combined with the introduction of ItemQuest for information classification and management, has positioned ICI to take advantage of this market growth.

  MARKET SEGMENTS. The industry view of PDM and ICAM systems falls into traditional lines of segmentation. To date, the discrete manufacturing segments of aerospace, automotive and electronics have led in implementation of PDM systems. Opportunity also exists in other discrete segments, process industries and utilities. ICI expects to continue to derive revenues from providing services to users of PDM systems in all industry segments and intends to market ItemQuest to all industry segments. See "Risk Factors-- Introduction of New Product; Change of Business Focus."

  ICI MARKET POSITION. Management believes ICI's current market position as a services provider for IBM's ProductManager provides a strong base to launch ItemQuest. The synergy between the services the Company provides and the ItemQuest product, and the opportunity to use ICI's skills across these two areas of business, are expected to be significant factors in ICI's future growth. In combining these skills and experience,

Management believes that ICI offers a unique set of capabilities to help manufacturing companies improve their competitiveness through the application of ICAM and PDM technology to their business. However, ICI's current close relationship to, and reliance on IBM creates certain risks. See "Risk Factors-- Reliance on IBM; Lack of Visibility in the Market."

ITEMQUEST SOLUTION

  ITEMQUEST FEATURES. Management believes that the information classification and management capabilities of ItemQuest provide a solution to one of the most costly problems of manufacturing and engineering industries--how to quickly and reliably identify, classify and retrieve existing data for re-use throughout the enterprise. Management also believes that ItemQuest is based on the PDM industry's most sophisticated search and classification engine for parts, assemblies, documents, drawings and other relevant items. This, combined with ItemQuest's power and flexibility, allows ItemQuest to serve as a complete classification and management system. In a manufacturing enterprise, ItemQuest provides quick access to data by classifying it in terms of recognizable attributes. Such classification enables the data to be retrieved with speed and effectiveness, thereby decreasing a new product's time to market and increasing the Company's competitiveness.

  ItemQuest is an object-oriented search and classification system that is structured using a three-tiered client/server architecture, consisting of an application layer, a data layer and a presentation layer. ItemQuest allows for any combination of these tiers to coexist on a single machine or across multiple machines. This allows for a scalable implementation, permitting the use of additional and more powerful hardware to cope with increasing numbers of users.



[CHART DEPICTING ITEMQUEST THREE-TIERED CLIENT-SERVER ARCHITECTURE APPEARS HERE]


  ItemQuest provides an intuitive process for describing an item using a Graphical User Interface (GUI) that does not require a user to have special computer expertise. The user interface is cross-platform, allowing it to run on most of the popular client operating systems. The data server is database independent to allow the application direct access to almost any database that can be accessed with Structured Query Language (SQL). Server objects in both the application server and database server have CORBA compliant interfaces to allow for easy integration and maximum flexibility and scalability at customer sites.

  Item attributes used within ItemQuest can be any of the basic types: numeric, character, boolean or string. ItemQuest also supports user defined types, called extended types, which allow the definition of functional routines to manipulate the data when it is retrieved and stored.

In addition to the search and classification capabilities that are available in other classification systems, ItemQuest provides the following capabilities that are expected to position it favorably in the market:

 [ ]INTEGRATED ARCHITECTURE STRATEGY. ItemQuest is designed to be integrated with other product offerings. This does not preclude it from being packaged as a stand-alone system, but does offer a product that is generally suited to be licensed by vendors of PDM or similar systems. Management anticipates that these vendors would be interested in licensing ItemQuest because it would enable them to provide more robust and competitive functionality within their product offerings. Management believes that this opportunity is not currently being adequately addressed in the market by other providers of ICAM systems.

 [ ]DATABASE INDEPENDENCE. ItemQuest is developed with a database independence layer that supports different Relational Database Management Systems. According to a report prepared by CIMdata, this level of support is more effective than other currently available systems. In addition, ItemQuest is capable of maintaining multiple simultaneous connections to different databases. These capabilities enhance ItemQuest's flexibility and ease of implementation into an organization's existing information technology environment.

 [ ]ABILITY TO MAINTAIN ACCESS TO LEGACY SYSTEMS. ItemQuest allows on-line connection and mapping to legacy systems during the initial implementation and loading of ItemQuest. In addition, ItemQuest has the capability of maintaining this on-line link to existing data systems of the enterprise. Management believes this capability distinguishes ItemQuest from its competitors because it allows data to be retrieved from the enterprise's existing database using ad-hoc queries rather than requiring costly bulk loading of all legacy data and the subsequent data clean-up that is often required in connection with such bulk loading activities. As a result, the enterprise is able to implement the data classification and retrieval system immediately and bulk load the legacy data and new data to a single system at a subsequent time.

 [ ]PRODUCTMANAGER INTEGRATION. ItemQuest has been integrated with the current version of ProductManager. This illustrates ItemQuest's ability to be integrated and licensed for classification, search and retrieval functions within a PDM system. Management believes that currently no other information classification and management system has achieved this degree of integration with ProductManager.

 [ ]BUILT-IN TOOL APPROACH FOR IMPLEMENTATION. ItemQuest offers the basic built-in tools and capabilities required to implement the system at a customer site. This eliminates the need for the customer to purchase basic implementation tools from the vendor. It is expected that this will reduce the initial implementation costs and total cost of ownership of ItemQuest. Management believes that currently most vendors do not routinely provide these tools directly to their customers.

 [ ]MAINSTREAM TECHNOLOGY. ItemQuest employs mainstream technologies, including multiple platform client support, CORBA (Common Object Request Broker Architecture), C++, three-tiered client-server architecture, Windows NT and UNIX, as well as a defined Web strategy. This is consistent with customer's strategies for new technology acquisitions. Use of mainstream technology decreases the likelihood of the technology becoming rapidly outdated and enables ItemQuest to easily integrate with other software products.

      [CHART DEPICTING ITEMQUEST CLIENT/SERVER ENVIRONMENT APPEARS HERE]



  ITEMQUEST BENEFITS. Implementation of ItemQuest for information classification and management applications will provide benefits to manufacturing and engineering companies that will contribute to the achievement of the following goals, leading to improved competitiveness:

 [ ]BRING PRODUCTS TO MARKET FASTER. ItemQuest's easy to use system helps improve productivity of design engineers, allowing a more rapid design process. Also, re-use of existing parts minimizes the need to develop new parts, significantly cutting product cycle time and time to market.

 [ ]LOWER COSTS. ItemQuest enables manufacturers to generate savings through improvements in productivity and improved return on investment in existing parts, by extending the useful life of existing parts. ItemQuest also helps companies avoid costly development of new parts when inventoried parts may be used.

 [ ]HIGHER LEVELS OF QUALITY. Re-use of parts capitalizes on proven reliability and experience in the market. This in turn takes advantage of maintenance and support systems already in place for current parts and designs.

ICI SERVICES

  PDM-RELATED SERVICES. ICI currently offers a range of implementation and programming services that capitalize on its PDM industry knowledge and expertise in object oriented, cross-platform and client/server application development. Implementation support and customization services for IBM's ProductManager are delivered by ICI on a subcontract basis through IBM, as well as on a direct contract basis with ProductManager customers. Currently, a substantial number of Company employees work under an ICI contract with IBM Charlotte and provide a wide range of services to IBM and its customers, including:

  [ ] Program development
  [ ] Defect support
  [ ] Implementation
  [ ] Customization
  [ ] Integration

  A significant portion of a PDM solution is the implementation services that apply PDM technology to a company's specific business. With its intimate knowledge of PDM systems, ICI is well positioned to provide the following PDM services:

    . Project management
    . Installation
    . Workshops
    . Solution architecture
    . Customization
    . Integration

  CUSTOM DEVELOPMENT. Apart from its ICAM and PDM-related services, ICI offers programming skills to companies whose business needs require a custom development solution. Currently, ICI is providing development services for Eastman Kodak Company. The resulting product is expected to provide significant productivity enhancements for laboratory personnel, and in turn produce reduction in research and development cycle times and improvement in manufacturing effectiveness.

CUSTOMERS

  SERVICES. For 1996 the Company's largest customers were IBM, Eastman Kodak Company, Lockheed Martin, Pratt & Whitney and Space Systems/Loral. The Company's revenues in any period are substantially dependent upon a relatively small number of large projects and this trend is expected to continue for the foreseeable future. In 1994, services to IBM for development and implementation work and to Kodak for custom development work accounted for 65% and 10%, respectively, of total revenue. In 1995, services to IBM and Lockheed Martin accounted for 81% and 4%, respectively, of total revenues. In 1996, sales and services to IBM, Kodak and Pratt & Whitney accounted for 70%, 13% and 8%, respectively, of total revenues. The 70% revenues received from IBM in 1996 consisted 56.9% from IBM United States (primarily under subcontracts for a variety of IBM customers), 5.8% from IBM Italy, 0.3% from IBM England, 3.4% from IBM Korea and 0.8% from IBM Japan. In 1994, 1995 and 1996, ICI had approximately 10, 10 and 15 direct customers, respectively.

  ITEMQUEST. ICI has entered into agreements with three customers, Space Systems/Loral, SPS Technologies and Black & Decker for the ItemQuest controlled availability program. These companies are manufacturers embarking on PDM implementations and focusing within their engineering divisions on consolidation of standard parts and re-use of existing parts. ICI's strategy in the controlled availability program is to work closely with these companies in order to validate ItemQuest's function and establish an implementation methodology.

  Once released in the general marketplace, the Company will provide ItemQuest to customers under standard non-exclusive, non-transferable license agreements. As is customary in the software industry, in order to protect its intellectual property rights, the Company will not sell or transfer title to its products to its customers. The Company's standard license agreement will provide that the licensed software may be used solely for the customer's internal operations.

  Although Management expects that ItemQuest will be well received, there can be no assurance that this will be the case or that the controlled availability program will meet its objectives. See "Risk Factors--Introduction of New Product; Change of Business Focus."

COMPETITION

  In the information classification and management market, ICI currently faces competition principally from Aspect Development, Inc. and CADIS, Inc. These two companies have targeted their solutions mainly to the engineering and manufacturing industries.

  ASPECT DEVELOPMENT, INC. Aspect Development is a publicly-owned, worldwide provider of enterprise-wide component and supplier management (CSM) systems for preferred parts and supplier management, parts selection, and design re-use. Aspect's customers include 50 of the world's leading electronics and mechanical manufacturing companies.

  CADIS, INC. CADIS is a privately owned software and services company that provides new technology solutions for information access. CADIS provides multi-national manufacturing corporations the opportunity to achieve substantial cost savings through the elimination of part redundancy and standardization of new parts using the CADIS parts management system. The parts management system addresses the problem of controlling parts and vendor proliferation across the enterprise through the implementation and application of its technology and services.

  MANAGEMENT EVALUATION. As summarized in "ItemQuest Solution," above, Management believes, based on its own comparative analysis and based on CIMdata's review, that ItemQuest can compete favorably with the products offered by Aspect and CADIS. See "Risk Factors--Introduction of New Product; Change of Business Focus" and "--Competition."

MARKETING STRATEGY

  GENERAL. ICI's marketing strategy is to promote and convey the message that ICI's services and ItemQuest will help manufacturing companies improve competitiveness by reducing time to market, reducing costs and improving quality. Sales of ICI services will be based upon continued and expanded promotion of ICI's established skills and customer reputation and in conjunction with ItemQuest. Management believes that ItemQuest sales will be driven by the following fundamentals:

[ ] The integration between ItemQuest and IBM ProductManager is currently a strong differentiator, creating significant opportunity in the existing ProductManager installed base, as well as highlighting integration potential with other PDM vendors.

[ ] Manufacturing companies will continue to invest in PDM technology to improve competitiveness due to the significant return on investment generated by such investment.

[ ] Implementation services capability is critical if a PDM project is to be successful. Management believes that this capability currently is in short supply. Management believes that ICI is a leader in PDM implementation services for ProductManager and will continue to build on that capability.

[ ] Opportunities for information classification and management solutions continue to grow. The number of offerings on the market is limited and expensive, ranging from $50,000 to several million dollars. In spite of the high cost, Management believes that prospective customers will realize that an effective ICAM solution can deliver an attractive return on investment due to the high proportion of new product cost comprised of part and component costs.

  Initially, the Company intends to market and sell its products and services primarily through a direct sales force hired using a portion of the proceeds raised in this Offering, as well as through strategic relationships and other distribution channels.

  However, with the anticipated broader introduction of ItemQuest, the Company intends to establish sales channels either through relationships it has developed with its customers or through its own direct resources to establish marketing, selling and consulting relationships both domestically and internationally. In addition, the Company intends to use its relationships with hardware and software vendors and systems consultants to encourage these parties to recommend or distribute the Company's products. To support its sales force, the Company intends to conduct a number of marketing programs, including public relations, telemarketing, seminars, trade shows and user groups.

  The Company's marketing strategy contains several assumptions, including but not limited to its ability to successfully introduce ItemQuest within the PDM marketplace. There can be no assurance that this will occur on a timely basis, if at all. See "Risk Factors--Introduction of New Product; Change of Business Focus."

  In general, pricing for ItemQuest will follow the industry standard of a one-time charge for each concurrent user license. In addition, there will be a monthly maintenance charge for each license. Site licenses will be available on a special bid basis giving unrestricted use at a given company site. Volume purchase discounts for both ItemQuest and services will be offered on a special bid basis as well. ItemQuest pricing strategy will focus on capturing market share and establishing a solid base of customer references.

RESEARCH AND DEVELOPMENT

  The Company has committed, and expects to continue to commit in the future, substantial resources to product development, particularly to ItemQuest. During 1995 and 1996, ICI's investment in ItemQuest was approximately $111,000 and $280,000, respectively. Research and development efforts are directed at increasing product functionality, improving product performance and expanding compatibility with third party software. The Company's investment in the research and development of ItemQuest represented a significant percentage of its operating costs during 1995 and 1996.

  The Company intends to supplement its product development efforts by reviewing customer feedback on ItemQuest and working with customers and potential customers to anticipate future functionality requirements. To assist in this effort, the Company intends to host a customer advisory board made up of representatives from key customers who would meet periodically to provide feedback to the Company's current and future product offerings.

  The Company's future success will depend in part upon its ability to enhance its current products and to develop and introduce new products on a timely basis that keep pace with technological developments, emerging industry standards and the increasingly sophisticated needs of its customers. If the Company is unable, however, for technological or other reasons, to develop and introduce new products or enhancements, the Company's business, financial condition or results of operations could be materially adversely affected. See "Risk Factors--Product Life Cycle; Need to Develop New Products and Enhancements."

  In addition, products as complex as ItemQuest frequently contain undetected errors or failures when first introduced or when new versions are released. The Company may discover errors in certain of its products and enhancements, both before and after initial shipments, which may lead to delays or lost revenues during the period required to correct these errors. See "Risk Factors--Risk of Product Defects."

EMPLOYEES

  As of December 31, 1996, the Company employed 35 persons, of whom 13 were based in Charlotte, North Carolina and 22 were based in Atlanta, Georgia. Of the total, 3 were engaged in sales and marketing, 30 were primarily in product development and software services and 2 were primarily in finance and administration. No current employee of the Company is represented by a labor union with respect to his or her employment by the Company. The Company has experienced no organized work stoppage and believes its relationship with its employees to be good. The Company believes that its future success will depend to a significant extent upon its ability to attract, train and retain highly skilled technical, management, sales, marketing and consulting personnel. Competition for such personnel in the computer software industry is intense. The Company has from time to time experienced difficulty in locating candidates with appropriate qualifications. There can be no assurance that the Company will be successful in attracting or retaining such personnel, and the failure to attract or retain such personnel could have a material adverse affect on the Company's business or results of operations. See "Risk Factors--Management of Expanding Operations" and "--Dependence on Key Personnel."

FACILITIES

  The Company's principal administrative, sales, marketing, support and software research and development facility is located in approximately 4,500 square feet of leased space in Atlanta, Georgia. The Company also subleases a 1700-square-foot office outside of Charlotte, North Carolina. The terms of those leases expire in March 1997 and May 2000, respectively. The Company currently is exploring other potential locations for both offices, as its current office space in each location is not expected to be large enough to accommodate expected growth in personnel and equipment. The Company believes that, should the need arise, suitable additional or alternative space will be available in the future on commercially reasonable terms.

  The Company currently owns no real estate or real estate investments and has no plans to acquire any real estate or investments in real estate.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

  Executive officers, directors and key employees of the Company and their age, as of the date of this Prospectus, along with their business experience for at least the past five years, are as follows:

                                                              YEAR IN WHICH
 NAME                   AGE POSITION                      DIRECTORSHIP COMMENCED
 ----                   --- --------                      ----------------------
 Haim E. Dahan          36  Chairman of the Board,                 1993
                            Chief Executive Officer and
                            Chief Financial Officer
 Charles J. Giarratana  41  President
 Ron Friedman           35  Vice President of
                            Operations
 Michael J. Galvin      31  Director and Vice President            1993
                            of Research and Development
 Patricia Tuxbury Salem 33  Director and Treasurer                 1993

  Mr. Dahan founded the Company in 1991 and has served as Chairman of the Board of Directors and Chief Executive Officer of the Company since January 1993. Prior to such time, from November 1989 to October 1992, Mr. Dahan was a technical specialist for AGS Information Services, Inc. Mr. Dahan received his M.Sc. in Mathematics and Computer Science from Ben-Gurion University, Israel in 1986.

  Mr. Giarratana joined the Company in March 1996 as President. Prior to that time, from March 1993 to February 1996, Mr. Giarratana served as World-Wide Director of Marketing and Services for IBM's ProductManager. From January 1991 to February 1993, Mr. Giarratana was a business unit executive with IBM. Mr. Giarratana received a Bachelor of Science degree in Mathematics and Computer Science from the University of New Hampshire in 1977.

  Mr. Friedman joined the Company as Vice President of Operations in October 1995. Prior to such time, from January 1993 to September 1995, Mr. Friedman served as Program Manager and Technical Liaison at Elbit Fort Worth, a defense system development and integration provider. From January 1983 to January 1993, Mr. Friedman served in various technical and managerial positions at Elbit Defense System, Ltd., a defense system solution provider. Mr. Friedman received a B.A. degree in Mathematics and Computer Science from the University of Haifa, Israel in 1988.

  Mr. Galvin joined the Company in August 1993 as Technical Director and is currently the Vice-President of Research and Development. Prior to joining the Company, Mr. Galvin was a Senior Analyst with Worldspan from March 1991 to August 1993. Prior to such time, from January 1989 to March 1991, Mr. Galvin worked as a consultant for AGS Information Services, Inc., where he worked on the development of IBM's ProductManager. Mr. Galvin received a Bachelor of Science degree in Computer Science from the Southern College of Technology in 1988.

  Ms. Salem joined the Company in June 1993 as Systems Analyst and has served as Treasurer of the Company since that time. From February 1990 to May 1993, Ms. Salem worked as a consultant for AGS Information Services, Inc., where she focused on the development of software for the manufacturing sector and specialized in product data management (PDM). Ms. Salem graduated from the University of Vermont in 1985 with a Bachelor of Science degree in Electrical Engineering.

  Members of the Board of Directors serve for one-year terms. No director of the Company is a director of any other company filing reports under the Securities Exchange Act of 1934.

  It is the intention of the Board of Directors to identify and select at least two qualified persons, independent from the Company, to become directors of the Company within 90 days from the date of this Prospectus. See "Stock Option Plans" for a description of stock options that will be granted to "outside directors" of the Company. In addition, the Company has identified a need for a full-time chief accounting officer.

COMMITTEES

  The Company currently has no committees of its Board of Directors. Upon the selection and election of qualified independent directors, the Board of Directors expects to establish both an audit committee and a compensation committee, all of which is expected to occur within 90 days from the date of this Prospectus.

  Once created, the audit committee will be responsible for making recommendations to the Board of Directors regarding the selection of independent auditors, reviewing the results and scope of the audit and other services provided by the Company's independent accountants and reviewing and evaluating the Company's audit and control functions.

  The compensation committee will make recommendations regarding the Company's employee stock option plan and decisions concerning salaries and incentive compensation for employees and consultants of the Company.

  The Board of Directors may also create other committees, including an executive committee and a nominating committee.

EXECUTIVE COMPENSATION

  The following summary compensation table sets forth the compensation paid by the Company during the year ended December 31, 1996 to the Company's chief executive officer. The Company has no executive officers whose total annual salary and bonus exceeded $100,000 during that year.

                           SUMMARY COMPENSATION TABLE
                                 FOR YEAR 1996

                                  ANNUAL COMPENSATION
                            -----------------------------------------
  NAME AND PRINCIPAL                                  OTHER ANNUAL       STOCK OPTIONS
       POSITION             SALARY        BONUS       COMPENSATION          AWARDED
  ------------------        -------       -----       ------------       -------------
Haim E. Dahan,              $60,000       $-0-           $1,500(1)           None
Chief Executive Officer

--------
(1) Includes matching payments made on behalf of the executive officer into the Company's 401(k) Plan account for such executive officer during 1996, with respect to 1995. Excludes personal benefits the aggregate value of which was less than 10% of the annual salary of Mr. Dahan.

  Mr. Dahan does not currently hold and has never received any options to purchase the Company's Common Stock.

  No compensation intended to serve as incentive for performance to occur over a period longer than one year was paid pursuant to a long-term incentive plan during 1996 to Mr. Dahan or any other officer of the Company. The Company does not have any defined benefit or actuarial plan under which benefits are determined primarily by final compensation or average final compensation and years of service.

  None of the officers of the Company have entered into employment contracts with the Company covering employment compensation terms other than current salaries and standard employee benefits.

CHANGE OF CONTROL ARRANGEMENTS

  As of February 7, 1997, the Company has granted options to purchase an aggregate of 336,511 shares of Common Stock to employees of the Company pursuant to the Company's employee stock option plans. The agreements for these options provide that the options vest over a four-year period beginning on the date the option was granted. In the event that the Company is acquired by another entity, or other events occur that meet the definition of a change of control or threatened change of control in the option agreement, the vesting of the options accelerates prior to that event.

STOCK OPTION PLANS

  The Board of Directors has reserved a total of 500,000 shares of Common Stock for issuance under the Company's 1996 Stock Option Plan (the "1996 Option Plan") and the Company's 1995 Restricted Nonqualified Incentive Stock Option Plan (the "1995 Option Plan"), which has been terminated. At February 7, 1997, 336,511 shares of Common Stock were subject to outstanding options at a weighted average exercise price of $2.61 per share. Of the 500,000 total authorized shares, 163,489 shares remain available for future grant under the 1996 Option Plan, which was adopted effective December 20, 1996. Options may be granted to employees (including officers), consultants, advisors and directors, although only employees and directors and officers who are also employees may receive "incentive stock options" intended to qualify for certain tax treatment. The exercise price of incentive stock options must be no less than the fair market value of the Common Stock on the date of grant. The exercise price of nonqualified stock options is not subject to any limitation. Options granted under the Option Plans generally vest over a four-year period and have a term of ten years.

  The 1996 Option Plan provides for the automatic grant of stock options to directors of the Company who are not employees of the Company or any parent or subsidiary corporation of the Company ("Outside Directors"). Under the 1996 Option Plan, each Outside Director (of which there are none as of the date of this Prospectus) will be granted, automatically on the effective date of his or her election to the Board, an option to purchase 3,000 shares of Common Stock, and an additional option to purchase 1,000 shares of Common Stock on each subsequent anniversary of that date. The exercise price of each such option will equal the fair market value of the Common Stock on the date of grant, and the term of each option will be ten years.

  Options granted under the 1996 Option Plan are nontransferable. Options generally are exercisable only while the option holder remains employed or otherwise affiliated with the Company, and for a limited period of time after termination of employment or affiliation. Options held by Messrs. Giarratana, Friedman and Peter Jeng also contain a provision restricting them from selling shares acquired upon exercise of those options for a period of one year following the closing date of this Offering.

COMPENSATION OF DIRECTORS

  Directors of the Company currently do not receive any payment for services provided as a director. On an annual basis, directors who are not employees of the Company will receive grants of options to purchase the

Company's Common Stock, as described in "Stock Option Plans," above. The Company currently does not pay additional amounts for committee participation or special assignments of the Board of Directors.

LIMITATION OF LIABILITY/INDEMNIFICATION

  The Company's Articles of Incorporation contain certain provisions permitted under the Georgia Business Corporation Code ("GBCC") which eliminate the personal liability of directors for monetary damages for a breach of director's duty of care or other duty as a director, except for: (i) breach of a director's duty of loyalty, (ii) acts or omissions which involve intentional misconduct or a knowing violation of law, (iii) the unlawful payment of dividends, stock purchase or stock redemption, or (iv) any transaction from which the director derives any improper personal benefit. The Articles of Incorporation provide that a director's liability shall be eliminated or limited to the fullest extent permitted by the GBCC, as amended from time to time. The Articles of Incorporation and the Company's By-laws also contain provisions indemnifying the Company's directors and officers to the fullest extent permitted by the GBCC. The Company has also entered into agreements to indemnify its directors and executive officers. A copy of the form of such indemnification agreement has been attached as an exhibit to the Registration Statement of which this Prospectus is a part. The Company believes that these provisions and agreements will assist the Company in attracting and retaining qualified individuals to serve as directors and officers.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or others pursuant to the foregoing provisions, the Company has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                              CERTAIN TRANSACTIONS

  Since January 1, 1995, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which the Company was or is to be a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than 5% of the Common Stock of the Company had or will have a direct or indirect material interest other than the transactions described below.

  On two occasions since January 1, 1995, the Company has borrowed funds from its stockholders for working capital purposes. In each case the Company paid no interest to the stockholders and the loans were repaid on or before schedule. The maximum aggregate amount outstanding at any time since January 1, 1995 under these funding programs was $178,706.

  The Board of Directors has indicated its intention to distribute to its current Stockholders, effective the day immediately preceding the date of the closing of this Offering, an amount equal to the accumulated undistributed S corporation earnings of ICI as of that date. It is anticipated that the distribution will be in the amount of approximately $1,830,000, to be effected in the form of an assignment of all accounts receivable as of that date and the balance in cash, a portion of which is expected to be paid out of the proceeds of this Offering. See "Prior S Corporation Status and Distributions." Purchasers of Common Stock in this Offering will not receive any of this final distribution.

  The Company believes that all transactions with affiliates described above were made or will be made on terms no less favorable to the Company than could have been obtained from unaffiliated third parties.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of December 31, 1996, assuming no exercise of the Underwriters' over-allotment option, (i) by each person who is known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) by each of the executive officers named in the tables under "Executive Compensation" and by each of the Company's directors, and (iii) by all executive officers and directors as a group. Currently, there are five stockholders of the Company, three of whom are also directors and executive officers. Except as indicated in the footnotes to this table, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by each stockholder. The address for each of the individuals listed below is: c/o International CompuTex, Inc., 5500 Interstate North Parkway, Suite 507, Atlanta, Georgia 30328-4662.

                                 SHARES BENEFICIALLY OWNED
  BENEFICIAL    -------------------------------------------------------------
    OWNER                 PERCENT BEFORE OFFERING(1) PERCENT AFTER OFFERING(1)
  ----------     NUMBER   -------------------------  ------------------------
Haim E. Dahan   1,407,468           66.2%                      43.3%
Michael J.
Galvin            331,171           15.6%                      10.2%
Patricia
Tuxbury Salem     275,973           13.0%                       8.5%
All executive
officers and
directors as a
group (five
persons)(2)     2,025,651           94.8%                      62.1%

--------
(1) Percent ownership is based on: (i) before this Offering, 2,125,000 shares of Common Stock outstanding on December 31, 1996, plus any shares issuable pursuant to options held by the person or group in question which may be exercised within 60 days of December 31, 1996 and (ii) after this Offering 3,250,000 shares of Common Stock outstanding (assuming no exercise of the Underwriters' over-allotment option), plus any shares issuable pursuant to options held by the person or group in question that may be exercised within 60 days of December 31, 1996.
(2) Includes 11,039 shares subject to employee stock options that are exercisable within 60 days of December 31, 1996.

  Each of the stockholders of the Company has granted to the holders of Senior Debentures warrants to purchase shares of Common Stock, aggregating up to 250,000 shares. The number of shares subject to the warrants will be based upon the $1,115,000 aggregate principal amount of the Senior Debentures, divided by the initial public offering price of the Common Stock offered and sold in this Offering. The warrant exercise price will be 60% of the initial public offering price. Based upon the $9.00 anticipated initial public offering price, a total of 123,889 shares of Common Stock may be purchased from the current stockholders at $5.40 per share. These warrants will be exercisable commencing six months after the date of this Prospectus, continuing through January 17, 2000. See "Shares Eligible for Future Sale."

  The number of warrant shares that may be purchased from each of the current stockholders is as follows:

            CURRENT STOCKHOLDER      WARRANT SHARES
            -------------------      --------------
            Haim E. Dahan                82,056
            Michael J. Galvin            19,307
            Patricia Tuxbury Salem       16,090
            James L. McAlarney, III       3,218
            Peter W. Jeng                 3,218
                                        -------
            Total                       123,889
                                        =======

The above amounts are proportionate to the number of shares of Common Stock currently held by the current stockholders of the Company.

  In addition, two of the current stockholders, Haim E. Dahan and Michael J. Galvin (the "Selling Stockholders"), have agreed to participate in 50% of the Underwriters' over-allotment option in this Offering. If exercised in full, the Selling Stockholders would sell an aggregate of 84,375 shares of Common Stock, allocated among them as follows:

            SELLING              MAXIMUM NUMBER OF SHARES
            STOCKHOLDER      SUBJECT TO OVER-ALLOTMENT OPTION
            -----------      --------------------------------
            Haim E. Dahan                 68,304
            Michael J.
            Galvin                        16,071

  If the 123,889 shares of Common Stock are sold pursuant to the warrants held by holders of the Senior Debentures and if the maximum number of shares of Common Stock are purchased pursuant to the Underwriters' over-allotment option, as of December 31, 1996 the number and percentage of shares of Common Stock that would be beneficially owned by the current stockholders, individually and as a group, following this Offering, would be as follows:

                                                        SHARES BENEFICIALLY
                                                               OWNED
                                                        ----------------------
            BENEFICIAL OWNER                             NUMBER     PERCENT(1)
            ----------------                            ---------   ---------
            Haim E. Dahan                               1,257,108     37.7%
            Michael J. Galvin                             295,793      8.9%
            Patricia Tuxbury Salem                        259,883      7.8%
            All executive officers and directors as a
            group (five persons) (2)                    1,823,823     54.5%

--------
(1) Percent ownership is based on 3,334,375 shares of Common Stock outstanding after this Offering (including 84,375 shares issued by the Company pursuant to the Underwriters' over-allotment option), plus any shares issuable pursuant to options held by the person or group in question that may be exercised within 60 days of December 31, 1996.
(2) Includes 11,039 shares subject to options that are exercisable within 60 days of December 31, 1996.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 20,000,000 shares of a single class of Common Stock with a par value of $.001 per share. The following summary of certain provisions of the Common Stock of the Company does not purport to be complete and is subject to, and qualified in its entirety by, the Articles of Incorporation and By-Laws of the Company, which are included as exhibits to the registration statement of which this Prospectus forms a part, and by the provisions of applicable law.

COMMON STOCK

  As of December 31, 1996, there were 2,125,000 shares of Common Stock outstanding and held of record by five stockholders. The holders of Common Stock are entitled to one vote for each share held of record on each matter voted on at a stockholders' meeting and are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of any outstanding indebtedness. Holders of Common Stock have no preemptive or subscription rights, and there are no redemption or conversion rights with respect to such shares. All outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Common Stock to be issued upon completion of this Offering will be fully paid and nonassessable.

OPTIONS TO PURCHASE COMMON STOCK

  As described in "Management--Stock Option Plans," the Company has reserved an aggregate of 500,000 shares for issuance pursuant to the 1996 Option Plan and the 1995 Option Plan. Of these shares, 336,511 were subject to outstanding options on February 7, 1997 and the remaining 163,489 shares are available for future option grants under the 1996 Option Plan.

REGISTRATION RIGHTS

  In connection with the sale of the Senior Debentures by the Company in January 1997, the stockholders of the Company granted to the purchasers of the Senior Debentures warrants to purchase Common Stock from those stockholders (the "Debenture Holder Warrants"), exercisable until January 2000, commencing after the closing of this Offering, subject to certain restrictions. The holders of the Debenture Holder Warrants will have certain rights to register under the Securities Act shares of Common Stock that may be transferred to them upon exercise of the Debenture Holder Warrants. If the Company registers any of its Common Stock either for its own account or for the account of other security holders, the holders of such Common Stock are entitled to include those shares of Common Stock in the registration, subject to the ability of the underwriters to limit the number of shares included in this Offering. All fees, costs and expenses of such registrations (other than underwriting discounts and commissions) will be borne by the Company. See "Shares Eligible for Future Sale."

  Upon completion of this Offering, the firm of H. J. Meyers & Co., Inc., as Representative of the Underwriters (the "Representative"), will receive warrants (the "Representative's Warrants") to acquire up to 112,500 shares of Common Stock. See "Underwriting" for a description of the registration rights associated with the Common Stock that may be acquired upon exercise of the Representative's Warrants.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is
                       .

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this Offering, there has been no public market for shares of Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market could adversely affect market prices prevailing from time to time. See "Risk Factors--No Prior Market; Possible Volatility."

  Upon completion of this Offering, the Company will have outstanding approximately 3,250,000 shares of Common Stock, assuming the Underwriters' over-allotment option is not exercised. Of these shares, the 1,125,000 shares sold in this Offering will be freely tradable without restriction under the Securities Act, unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. The remaining 2,125,000 shares of Common Stock will be held by the five existing stockholders of the Company and were issued and sold by the Company in reliance on exemptions from registration requirements of the Securities Act. These shares may be sold in the public market only if registered or pursuant to an exemption from registration such as Rule 144 or 144(k) under the Securities Act. The Company's current stockholders, who following this Offering together will own an aggregate of 2,125,000 shares of the Common Stock, have executed lockup agreements with the Underwriters providing that they will not directly or indirectly sell, contract to sell, grant any option to purchase or otherwise transfer or dispose of any securities of the Company until one year after the effective date of this Offering. The Representative may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lockup agreements. Further, stock option agreements held by Messrs. Giarratana, Friedman and Jeng contain a provision restricting them from selling shares that they may acquire upon exercise of such options for a period of one year from the date this Offering is closed.

  As a result of the foregoing agreements, only the 1,125,000 shares of Common Stock being offered hereby will be eligible for resale without restriction on the effective date of this Offering. The remaining outstanding shares will be eligible for resale, pursuant to Rule 144, beginning one year after the effective date of this Offering.

  In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least two years (including the holding period of any prior owner except an affiliate) is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) one percent of the number of shares of Common Stock then outstanding (which will equal approximately 32,500 shares immediately after this Offering) or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of the Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares to be sold for at least three years (including the holding period of any prior owner except an affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

  Shortly after this Offering, the Company intends to file a registration statement under the Securities Act covering shares of Common Stock subject to outstanding options under the 1995 and 1996 Option Plans of the Company or reserved for issuance under future options granted under the 1996 Option Plan. As of February 7, 1997, there were outstanding options to purchase 334,513 shares under these option plans. Based upon the number of shares subject to outstanding options at February 7, 1997 and reserved for future issuance under the 1996 Option Plan, such registration would cover 500,000 shares. This registration statement will automatically become effective upon filing. Accordingly, shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to affiliates of the Company, be available for sale in the open market immediately following the expiration of any applicable lockup agreements. See "Management--Stock Option Plans."

  As described in "Underwriting" below, the Company will issue to the Representative warrants to purchase 112,500 shares of Common Stock at $10.80 per share (120% of the initial public offering price), exercisable 12 months after the date of this Prospectus. See "Underwriting" for a description of registration rights that the Representative will receive in connection with the Common Stock that may be acquired upon exercise of the Representative's Warrants.

  The Company has included within the Registration Statement for this Offering 123,889 shares of Common Stock that may be transferred by the current stockholders of the Company to purchasers of the Senior Debentures, in the event the purchasers of the Senior Debentures exercise the Debenture Holder Warrants, as described in "Description of Capital Stock--Registration Rights." The Company has agreed with the holders of the Debenture Holder Warrants to register such shares of Common Stock and maintain the effectiveness of that registration for a period of at least 30 days following the effective date of this Offering. Accordingly, to the extent holders of the Debenture Holder Warrants exercise those Warrants within such 30-day period, the Common Stock that they receive will not be restricted stock. Those holders have agreed with the Company that they will not resell any Common Stock purchased pursuant to the Debenture Holder Warrants until after the 12-month period following the effective date of this Offering. At that time, to the extent such shares of Common Stock are not restricted shares, they will be freely tradeable on the market. If they are restricted shares, they may be sold only after the two-year holding period under Rule 144, or pursuant to the registration rights described in "Description of Capital Stock--Registration Rights."

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representative,
H. J.Meyers & Co., Inc., have severally agreed to purchase from the Company, on a "firm commitment" basis, the following respective numbers of shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus.

                           UNDERWRITER                          NUMBER OF SHARES
                           -----------                          ----------------
   Total.......................................................    1,125,000

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of Common Stock offered hereby if any such shares are purchased.

  The Underwriters have advised the Company that they propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers who are members of the National Association of Securities Dealers, Inc. at such price less a
concession not in excess of $           per share. The Underwriters may allow,
and such dealers may re-allow, a concession not in excess of $             per
share to certain other dealers. After the initial public offering contemplated hereby, the offering price and other selling terms may be changed by the Underwriters.

  The Company and the Selling Stockholders have granted the Underwriters an over-allotment option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 168,750 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. Fifty percent of such shares will be sold by the Company and 50% of such shares will be sold by the Selling Stockholders. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 1,125,000, and the Company and the Selling Stockholders will be obligated, pursuant to such option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 1,125,000 shares are being offered.

  The Company has agreed to pay to the Representative a non-accountable expense allowance equal to 2% of the total proceeds of this Offering, or $202,500 (and 2% of the total proceeds from the sale of any shares of Common Stock pursuant to the exercise of the over-allotment option, or $232,875 if the Underwriters exercise the over-allotment option in full). In addition to the Underwriters' commissions and the Representative's expense allowance, the Company is required to pay the costs of qualifying the shares of Common Stock under federal and state securities laws, together with legal and accounting fees, printing and other costs in connection with this Offering.

  At the closing of this Offering, the Company will issue to the Representative, for nominal consideration, the Representative's Warrants to purchase up to 112,500 shares of Common Stock of the Company. The shares of Common Stock subject to the Representative's Warrants are identical to the shares of Common Stock sold to the public, except for the purchase price and certain registration rights. The Representative's Warrants will be exercisable for a four-year period commencing one year from the date of this Prospectus, at an exercise price of $10.80 per share of Common Stock (that being 120% of the assumed initial public offering price per share of Common Stock). The Representative's Warrants will not be transferable prior to their initial exercise date except to successors in interest to the Representative and directors and officers of the Representative.

  The Representative's Warrants will contain anti-dilution provisions providing for appropriate adjustment in the event of any recapitalization, reclassification, stock dividend, stock split or similar transactions. The Representative's Warrants will not entitle the Representative to any rights as a stockholder of the Company until such warrants are executed and the shares of Common Stock are purchased thereunder.

  The Representative's Warrants and the shares of Common Stock issuable thereunder may not be offered for sale to the public except in compliance with the applicable provisions of the Securities Act. The Company has agreed that if it causes a post-effective amendment to the Registration Statement of which this Prospectus is a part, or a new registration statement or offering statement under Regulation A, to be filed with the Securities and Exchange Commission, the Representative shall have the right during the life of the Representative's Warrants to include therein for registration the Representative's Warrants and/or the shares of Common Stock issuable upon their exercise at no expense to the Representative (other than the proportional share of underwriting discounts, commissions and related expenses). Additionally, the Company has agreed that, upon demand by the holder(s) of at least 50% of the
(i) total unexercised Representative's Warrants and (ii) shares of Common Stock issued upon the exercise of the Representative's Warrants, made on no more than two separate occasions during the exercise period of the Representative's Warrants, the Company shall use its best efforts to register the Representative's Warrants and/or any of the shares of Common Stock issuable upon the exercise thereof, provided that the Company has available current financial statements, the initial such registration to be at the Company's expense (other than the proportional share of underwriting discounts, commissions and related expenses) and the second at the expense of the holder(s).

  For the period during which the Representative's Warrants are exercisable, the holder(s) will have the opportunity to profit from a rise in the market value of the Company's Common Stock, with a resulting dilution in the interests of the other stockholders of the Company. The holder(s) of the Representative's Warrants can be expected to exercise the warrants at a time when the Company would, in all likelihood, be able to obtain any needed capital from an offering of its unissued Common Stock on terms more favorable to the Company than those provided for in the Representative's Warrants. Such facts may materially adversely affect the terms on which the Company can obtain additional financing. To the extent that the Representative realizes any gain from the resale of the Representative's Warrants or the shares of Common Stock issuable thereunder, such gain may be deemed additional underwriting compensation under the Securities Act.

  Pursuant to the Underwriting Agreement between the Company and the Representative of the Underwriters, the Company has agreed that for a period of three years after this Offering an individual to be designated by the Representative will be entitled to attend meetings of the Board of Directors of the Company in the capacity of unofficial observer. If a designee of the Representative is elected to the Board of Directors, this observer requirement will be deemed to be satisfied. The Representative has not yet identified the individual to be so designated.

  The Underwriting Agreement provides for reciprocal indemnification between the Company, the Selling Stockholders and the Underwriters against certain liabilities, including liabilities under the Securities Act.

  The Representative of the Underwriters has advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

  The Company and all of its current stockholders have agreed that for a period of one year from the date of this Prospectus, each of them will not, without the prior written consent of the Representative of the Underwriters, which shall not be unreasonably withheld, sell, assign, hypothecate, pledge or otherwise dispose of any shares of Common Stock or any options, warrants or other rights with respect to any Common Stock, subject to certain limited exceptions (including the issuance of shares by the Company in connection with an acquisition). The Company also has agreed that for a period of 24 months from the date of this Prospectus, the Company will not sell or issue any securities pursuant to Regulation S under the Securities Act without the Representative's consent, which shall not be unreasonably withheld.

  Prior to this Offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock was determined through negotiations among the Company, representatives of the Selling Stockholders and the Representative of the Underwriters. Among the factors considered in such negotiations were history of and the prospects for the industry in which the Company competes, the prevailing securities market conditions, the price-earnings ratios of publicly traded companies that the Company, the Selling Stockholders and the Representative of the Underwriters believed to be comparable to the Company, the ability of the Company's management, revenues and earnings of the Company in recent periods, estimates of the business potential of the Company and the present state of the Company's business operations.

  The Company has agreed that it will engage a public relations firm acceptable to the Representative and the Company. The Company also has agreed to maintain a relationship with such public relations firm for a minimum period of two years and on such other terms as are acceptable to the Representative.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company and the stockholders by Gambrell & Stolz, L.L.P., Atlanta, Georgia. Harter, Secrest & Emery, Rochester, New York, is acting as counsel for the Underwriters in connection with certain legal matters relating to the sale of the Common Stock offered hereby.

                                    EXPERTS

  The financial statements of International CompuTex, Inc. at December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996 appearing in this Prospectus have been audited by Habif, Arogeti & Wynne, P.C., independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission a Registration Statement (which term shall include any amendments thereto) on
Form SB-2 (File No.           ) under the Securities Act with respect to the
Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. Certain items are omitted from this Prospectus and are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved. The Registration Statement and the exhibits and schedules thereto, may be inspected without charge at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any part thereof may be obtained from the Commission at prescribed rates. The Commission also maintains a Web site at http://www.sec.gov which contains reports, proxy statements and other information regarding registrants that file electronically with the Commission.

           [LETTERHEAD OF HABIF, AROGETI & WYNNE, P.C. APPEARS HERE]


                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------



  To the Board of Directors and Stockholders of International CompuTex, Inc.



  We have audited the accompanying balance sheets of INTERNATIONAL COMPUTEX, INC. [an S corporation] as of December 31, 1996 and 1995, and the related statements of income, changes in stockholders' equity, and cash flows for the years ended December 31, 1996, 1995, and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of INTERNATIONAL COMPUTEX, INC. as of December 31, 1996 and 1995 and the results of its operations and its cash flows for the years ended December 31, 1996, 1995, and 1994 in conformity with generally accepted accounting principles.



  Atlanta, Georgia

  January 24, 1997, except for the second paragraph of Note J, as to which the date is February 7, 1997.

                         INTERNATIONAL COMPUTEX, INC.
                                BALANCE SHEETS
                                 DECEMBER 31,



                         ASSETS
                         ------

                                                              1 9 9 6   1 9 9 5
                                                           ----------  --------

  Current assets
  --------------
     Cash                                                  $  119,750  $ 80,969
     Accounts receivable, net of allowance for doubtful
       accounts of $24,082 for 1996 and $-0- for 1995       1,020,319   807,370
     Prepaid expenses                                          13,738     5,543
                                                           ----------  --------

       Total current assets                                 1,153,807   893,882

  Property and equipment, net                                 168,178    86,709
  ----------------------

  Other assets
  ------------
     Software development costs                               276,372
     Deferred offering costs                                   22,424
     Miscellaneous assets                                         230     1,489
                                                           ----------  --------

                                                           $1,621,011  $982,080
                                                           ==========  ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

  Current liabilities
  -------------------
     Accounts payable                                      $   45,260  $ 34,620
     Current portion of long-term debt                          4,189
                                                           ----------  --------

       Total current liabilities                               49,449    34,620


  Long-term debt, net of current portion                       18,935
  ---------------                                          ----------  --------

       Total liabilities                                       68,384    34,620
                                                           ----------  --------

  Stockholders' equity
  --------------------
     Common stock, $.001 par value,
       20,000,000 shares authorized;
       2,125,000 shares issued and outstanding                  2,125     2,125
     Retained earnings                                      1,550,502   945,335
                                                           ----------  --------

       Total stockholders' equity                           1,552,627   947,460
                                                           ----------  --------


                                                          $ 1,621,011 $ 982,080
                                                          =========== =========


                  See auditors' report and accompanying notes

                          INTERNATIONAL COMPUTEX, INC.
                              STATEMENTS OF INCOME
                        FOR THE YEARS ENDED DECEMBER 31,

                                     1996         1995          1994
                                   ---------    ---------     ---------
Operating revenues               $ 3,891,034  $ 2,875,872   $ 1,246,414
------------------                 ---------    ---------     ---------


Expenses
--------
     Operating                     1,833,939    1,611,066       694,791
     General and administrative      239,778      150,699       126,876
                                   ---------    ---------     ---------

                                   2,073,717    1,761,765       821,667
                                   ---------    ---------     ---------

       Income from operations      1,817,317    1,114,107       424,747

Other income
------------
     Interest income                   3,067        4,798         2,548
                                   ---------    ---------     ---------


       Net income - historical     1,820,384    1,118,905       427,295



Pro forma provision for
     income taxes [Note A]           686,000      422,000       161,000
                                   ---------   ----------     ---------



Pro forma net income             $ 1,134,384  $   696,905   $   266,295
                                   =========    =========     =========


Pro forma earnings per
     share [Note A]              $       .50  $       .30   $       .12
                                   =========    =========    ==========


Weighted average shares
     outstanding                   2,287,855    2,287,855     2,287,855
                                   =========    =========     =========

                 See auditors' report and accompanying notes.

                          INTERNATIONAL COMPUTEX, INC.
                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994





                                   Common        Retained        Treasury
                                   Stock         Earnings         Stock
                                   ------       ----------       --------

Balances, December 31, 1993       $ 2,355       $  217,814       $[2,300]

Net income                                         427,295

Retirement of treasury stock       [  230]      [    2,070]        2,300

Distributions paid                              [  137,903]
                                    -----       -----------       -----

Balances, December 31, 1994         2,125          505,136          -0-

Net income                                       1,118,905

Distributions paid                              [  678,706]
                                    -----       -----------       -----

Balances, December 31, 1995         2,125          945,335

Net income                                       1,820,384

Distributions paid                              [1,215,217]
                                    -----       -----------       -----

Balances, December 31, 1996         2,125        1,550,502

Pro Forma Distribution of
   S corporation earnings                       [1,528,902]
                                    -----       -----------       -----

Pro Forma Balances, December 31,
   1996                           $ 2,125       $   21,600       $  -0-
                                    =====        =========        =====



                  See auditors' report and accompanying notes

                          INTERNATIONAL COMPUTEX, INC.
                            STATEMENTS OF CASH FLOWS
                        FOR THE YEARS ENDED DECEMBER 31,

                          Increase [Decrease] In Cash


                                                 1 9 9 6       1 9 9 5      1 9 9 4
                                                ----------    ---------    ---------
Cash flows from operating activities
------------------------------------
 Net income                                    $ 1,820,384   $1,118,905    $ 427,295
                                                 ---------    ---------      -------
 Adjustments to reconcile net income to net
   cash provided by operating activities
    Depreciation and amortization                   31,518       20,007        6,261
    Provision for bad debt                          24,082
    Changes in assets and liabilities
     Increase in accounts receivable            [  237,031]   [ 483,252]   [ 132,388]
     Decrease [Increase] in prepaid
      expenses                                  [    8,195]       3,225    [   7,756]
     Decrease [Increase] in
      miscellaneous assets                           1,029    [   1,029]
     Increase in accounts payable                   10,640       21,979        8,352
                                                 ---------     --------     --------

      Total adjustments                         [  177,957]   [ 439,070]   [ 125,531]
                                                 ---------     --------     --------

       Net cash provided by
        operating activities                     1,642,427      679,835      301,764
                                                 ---------     --------     --------

Cash flows from investing activities
------------------------------------
 Acquisition of property and equipment          [   88,257]   [  59,228]   [  36,553]
 Software development costs capitalized         [  276,372]
                                                 ---------     --------     --------

   Net cash used by investing activities        [  364,629]   [  59,228]   [  36,553]
                                                 ---------     --------     --------

Cash flows from financing activities
------------------------------------
 Stockholder distributions paid                 [1,215,217]   [ 678,706]   [ 137,903]
 Principal payments on long-term debt           [    1,376]
 Deferred offering costs                        [   22,424]
                                                 ---------     --------     --------

   Net cash used by financing activities        [1,239,017]   [ 678,706]   [ 137,903]
                                                 ---------     --------     --------

    Net increase [decrease] in cash                 38,781    [  58,099]     127,308

Cash, beginning of year                             80,969      139,068       11,760
                                                 ---------     --------     --------

    Cash, end of year                           $  119,750    $  80,969    $ 139,068
                                                 =========    =========    =========

NON-CASH FINANCING AND INVESTING ACTIVITIES
-------------------------------------------
  Acquisition of property and equipment
   by long-term debt                            $   24,500

                  See auditors' report and accompanying notes

                          INTERNATIONAL COMPUTEX, INC.
                         NOTES TO FINANCIAL STATEMENTS



A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
    ------------------------------------------

    General:
    -------

    INTERNATIONAL COMPUTEX, INC., a Georgia corporation, was formed for the purpose of development and sale of computer software and computer consulting services.

    Revenue Recognition:
    -------------------

    Revenue consists primarily of computer consulting services. Revenue is primarily recognized as the services are performed and invoiced.

    Property and Equipment:
    ----------------------

    Property and equipment are carried at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized.

    Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which are as follows:

            Leasehold improvements                        5 years
            Computer equipment                            5 years
            Business office equipment                     5 years
            Vehicle                                       5 years

    Other Assets:
    ------------

    Organization costs are recorded at cost and amortized on a straight-line basis over a five-year period.

    Income Taxes:
    ------------

    The Company had elected to be treated as an S Corporation pursuant to the Internal Revenue Code for federal and state income tax purposes. The income of an S Corporation is taxable to the individual stockholders. Such income is distributable to the stockholders without any further tax consequences. The stockholders will revoke the S Corporation status immediately prior to the closing of the proposed public offering, and the Company will be taxable as a C corporation from that date forward. The Company will account for income taxes using the liability method and will accrue deferred tax assets and liabilities for differences in the timing of income and expense items between financial statement and tax return reporting.

                          INTERNATIONAL COMPUTEX, INC.
                   NOTES TO FINANCIAL STATEMENTS [CONTINUED]



A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: [Continued]
    ------------------------------------------

    Income Taxes:  [Continued]
    ------------

    A pro forma provision for income taxes has been presented which represents income taxes which would have been provided had the Company operated as a C Corporation.

    Estimates:
    ---------

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

    Pro Forma Earnings Per Share:
    ----------------------------

    Pro forma earnings per share is computed using the weighted average number of shares outstanding during the period including common stock equivalents which are accounted for using the treasury stock method. Common stock equivalents granted by the Company at a price below the proposed public offering price per common share have been included in the common shares outstanding as if they were outstanding for all periods presented using the treasury stock method, and the proposed public offering price, anticipated at a range of $8 to $10 per share.

    Historical earnings per share data has not been presented.

    Financial Instruments:
    ---------------------

    The carrying value of cash, accounts payable and notes payable approximates fair value because of the short-term maturity of those instruments. For other debt instruments, the carrying value approximates fair value based on stated interest rates.

    Software Development Costs:
    --------------------------

    In accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," initial costs are charged to operations as research prior to the development of a detailed program design or a working model. Thereafter, the Company capitalizes the direct costs and allocated overhead associated with the development of software products. Costs incurred subsequent to the product release, and research and development performed under contract, are charged to operations.

                          INTERNATIONAL COMPUTEX, INC.
                   NOTES TO FINANCIAL STATEMENTS [CONTINUED]



A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: [Continued]
    ------------------------------------------

    Software Development Costs: [Continued]
    --------------------------

    Capitalized costs are amortized over the estimated product life (seven years) on the straight-line basis. Amortization will begin when the product is available for general release to customers. Unamortized costs are carried at the lower of book value or net realizable value.


B.  CASH - CONCENTRATION OF CREDIT RISK:
    -----------------------------------

    As of December 31, 1996, the Company maintained deposits in one institution which exceeded the Federal Deposit Insurance Corporation limit by approximately $600,000. The difference between this amount and the amount of cash per the Company's records is primarily due to stockholder distributions paid in December 1996 that were outstanding as of December 31, 1996.

C.  PROPERTY AND EQUIPMENT, NET:
    ---------------------------

    Property and equipment consist of the following:


                                                          December 31,
                                                        1996        1995
                                                      --------    --------

        Leasehold improvements                        $  5,785    $    -0-
        Computer equipment                             177,649     102,677
        Business office equipment                       11,317      11,317
        Vehicle                                         32,000         -0-
                                                      --------    --------
                                                       226,751     113,994
        Accumulated depreciation                      [ 58,573]   [ 27,285]
                                                      --------    --------
           Net                                        $168,178    $ 86,709
                                                      ========    ========

    Depreciation expense for the years ended December 31, 1996, 1995, and 1994 amounted to $31,288, $19,777 and $6,031, respectively.

D.  LEASES AND COMMITMENTS AND CONTINGENCIES:
    ----------------------------------------

    The Company maintains operating leases for office space. Rent expense for the years ended December 31, 1996, 1995, and 1994 totaled $79,496, $57,497, and $17,063, respectively. Leases expire in March, 1997 and May, 2000.

                          INTERNATIONAL COMPUTEX, INC.
                   NOTES TO FINANCIAL STATEMENTS [CONTINUED]


D.  LEASES AND COMMITMENTS AND CONTINGENCIES:  [Continued]
    ----------------------------------------

    The future minimum lease commitments are as follows:


    December 31,                                          Amount
    -----------                                           ------

      1997                                                $ 41,701
      1998                                                  27,985
      1999                                                  28,710
      2000                                                  11,962
                                                           -------
                                                          $110,358
                                                           =======

E.  LONG-TERM DEBT:
    ---------------

    Long-term debt consists of the following:

                                                           Amount
                                                           ------
    Note payable, due in monthly installments
       of $507 including principal and interest
       at 8.75% per annum through September
       2001, secured by vehicle.                          $ 23,124
       Less amount due within one year                    [  4,189]
                                                           -------
                                                          $ 18,935
                                                           =======

    Maturity of long-term debt is as follows:

    December 31,                                           Amount
    ------------                                           ------

      1997                                                $  4,189
      1998                                                   4,571
      1999                                                   4,987
      2000                                                   5,441
      2001                                                   3,936
                                                           -------
                                                          $ 23,124
                                                           =======

F.  EMPLOYEE BENEFIT PLANS:
    ----------------------

    Effective July 1, 1995, the Company adopted a qualified deferred compensation plan, under Section 401(k) of the Internal Revenue Code. Under the plan, employees may elect to defer up to fifteen percent (15%) of their salary, subject to Internal Revenue Service limits. The Company contributes a matching fifty percent (50%) of the first five percent (5%) of employee contributions. In addition, the plan allows for the Company to make discretionary contributions based on the participant's salary. The Company made no profit sharing contribution for 1996. The Company contributed $29,143 to the Deferred Compensation Plan for 1996.

                          INTERNATIONAL COMPUTEX, INC.
                   NOTES TO FINANCIAL STATEMENTS [CONTINUED]



F.  EMPLOYEE BENEFIT PLANS: [Continued]
    ----------------------

    The Company adopted the 1995 Restricted Nonqualified Incentive Stock Option Plan (the "1995 Plan"), effective August 1, 1995, for officers and key employees, which provided for non-qualified stock options. Options to purchase 173,311 shares of common stock have been granted at $.543 per share and are outstanding under the 1995 Plan.

    The Company adopted the 1996 Stock Option Plan, effective December 20, 1996 (the "1996 Plan"). Under the 1996 Plan, which provides for issuance of either incentive stock options or nonqualified stock options, the maximum number of shares of common stock for which options may be granted is 500,000 shares reduced by the number of shares outstanding under or issued pursuant to stock options granted under the 1995 Plan. As of December 31, 1996, no options had been granted under the 1996 Plan. The 1995 Plan was terminated, prospectively, effective December 20, 1996.

G.  STOCK SPLITS:
    ------------

    Effective January 23, 1996, the Board of Directors authorized a 1,000 for 1 forward stock split of the Company's common stock, to be effected in the form of a stock dividend. Effective December 20, 1996, the Board of Directors authorized a 2.7597 for 1 forward stock split to be effected in the form of a stock dividend. After these splits, a total of 2,125,000 shares of common stock was issued and outstanding. Retroactive effect has been given to these splits.

H.  MAJOR CUSTOMER INFORMATION:
    --------------------------

    During the years ended December 31, 1996, 1995, and 1994, revenue from one major customer totaled approximately $2,740,000, $2,340,000, and $810,000, respectively. These amounts accounted for 70%, 81% and 65% of total revenues, respectively. The amount due from the customer, included in accounts receivable, totaled approximately $600,000 and $703,000 at December 31, 1996 and 1995, respectively.

I.  SOFTWARE DEVELOPMENT COSTS:
    --------------------------

    Unamortized balance, January 1, 1996                   $        -0-

       Current year (1996):

         Total expenditures                                     276,372
         Less research and development expense                      -0-
                                                             ----------
       Net capitalized costs                                $   276,372
                                                             ==========

                          INTERNATIONAL COMPUTEX, INC.
                   NOTES TO FINANCIAL STATEMENTS [CONTINUED]



I.  SOFTWARE DEVELOPMENT COSTS: [Continued]
    --------------------------

    In management's opinion, the net realizable value of future sales exceeds the carrying value of unamortized software development costs; therefore, no adjustment to carrying value is required. Research and development costs for 1995 and 1994 totaled approximately $111,000 and $13,000, respectively.


J.  SUBSEQUENT EVENTS:
    -----------------

    In January, 1997, the Company received proceeds from the sale of Senior Debentures in the amount of $1,115,000. Interest accrues at 6% per annum, payable semi-annually, and the principal amount is due in January 2000. Purchasers of the Senior Debentures received Warrants from the stockholders of the Company to purchase up to 250,000 shares of common stock held by these stockholders at an exercise price of 60% of the initial public offering price. The Company is required to prepay the Senior Debentures in whole, without penalty, if the Company receives at least $5,000,000 gross proceeds from a public offering or a private placement of its common stock. As part of the issuance of the Senior Debentures, the Company incurred a closing cost of approximately $133,000 which has been capitalized and will be written off over the life of the loan.

    Subsequent to the sale of the Senior Debentures, the Company was informed that as a result of misunderstandings in the placement of the Senior Debentures certain inaccurate statements may have been made to purchasers of the Senior Debentures regarding their ability to resell the Common Stock that could be acquired upon exercise of their Warrants. As a result, the Company has made a rescission offer to each purchaser of the Senior Debentures. The Company has agreed to include the shares of Common Stock that may be purchased under the Warrants in the registration statement for an initial public offering of its Common Stock. The Company also has agreed to maintain the effectiveness of the registration statement with respect to those shares of Common Stock for a minimum of 30 days, subject to a one-year "lock up" of those shares. After the lock-up period, which extends for one year after the effective date of the initial public offering registration statement, the shares of Common Stock would be freely tradeable if the Warrants are exercised during the period in which the registration statement was effective. If the Warrants are exercised after that time, the shares of Common Stock received upon exercise of the Warrants would be restricted stock, subject to resale under Rule 144 after they have been held for a minimum of two years.

                 [ARTWORK TO BE ADDED HERE--INSIDE BACK COVER]

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

No person has been authorized in connection with the offering made hereby to give any information or to make any representations not contained in this Pro-spectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, any Selling Stockholder or any Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any of the securities offered hereby to any person or by anyone in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or that the information contained herein is correct as of any time subsequent to the date hereof.

                              ------------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Glossary...................................................................   3
Prospectus Summary.........................................................   4
Risk Factors...............................................................   7
Prior S Corporation Status
 and Distributions.........................................................  14
Use of Proceeds............................................................  14
Dividend Policy............................................................  15
Capitalization.............................................................  16
Dilution...................................................................
Selected Financial Data....................................................  17
Management's Discussion and
 Analysis of Financial Condition
 and Results of Operations.................................................  18
Business...................................................................  22
Management.................................................................  32
Certain Transactions.......................................................  35
Principal Selling Stockholders.............................................  36
Description of Capital Stock...............................................  37
Shares Eligible for Future Sale............................................  38
Underwriting...............................................................  40
Legal Matters..............................................................  42
Experts....................................................................  42
Additional Information.....................................................  42
Index to Financial Statements.............................................. F-1

                              ------------------

Until             , 1997 (25 days after the date of this Prospectus), all
dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               1,125,000 SHARES


                                 INTERNATIONAL
                                COMPUTEX, INC.

                                 COMMON STOCK

                                ---------------

                                  PROSPECTUS

                                ---------------

                           H. J. MEYERS & CO., INC.

                                         , 1997


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Restated Articles of Incorporation and By-Laws of the Registrant provide that the Registrant shall indemnify any person to the full extent permitted by the Georgia Business Corporation Code (the "GBCC"). Sections 14-2-850-859 of the GBCC, relating to indemnification, are hereby incorporated herein by reference.

In accordance with Sections 14-2-830-832 of the GBCC, the Articles of Incorporation of the Registrant eliminate the personal liability of directors to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director with certain limited exceptions.

The Registrant also has entered into indemnification agreements with each of its officers and directors, the form of which is filed as Exhibit 10.4, and reference is hereby made to such form of agreement.

Reference is made to Section 10 of the Underwriting Agreement (Exhibit 1.1), which provides for indemnification by the Underwriters of the Registrant, its officers and directors.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The estimated expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered (other than underwriting discounts and commissions) are as follows:

                                                                       AMOUNT
                                                                      ---------
SEC Registration Fee................................................. $4,099.32
NASD Filing Fees.....................................................  1,786.00
NASDAQ Filing Fees................................................... 21,250.00
Printing and Engraving Expenses......................................         *
Accounting Fees and Expenses.........................................         *
Legal Fees and Expenses..............................................         *
Blue Sky Fees and Expenses...........................................         *
Transfer Agent's Fees and Expenses...................................         *
Underwriters' Non-Accountable Expense Allowance......................         *
Miscellaneous Expenses...............................................         *
                                                                      ---------
Total................................................................ $
                                                                      =========

--------
*To be completed by amendment.

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

The following discussion gives retroactive effect to the stock splits effected in March 1996 and December 1996. Commencing January 1, 1994, the Registrant has sold and issued the following unregistered securities:

In January 1997, the Registrant issued Senior Debentures in the aggregate principal amount of $1,115,000 to 17 individuals, with warrants to purchase up to 250,000 shares of Common Stock from certain stockholders of the Company. The placement of Senior Debentures was sold by H. J.Meyers & Co., Inc., which received for such services an aggregate of 11% of the gross proceeds of that offering as commissions and nonaccountable expense reimbursement. At the time this Registration Statement is being filed, the Registrant is preparing to offer to these investors the right to rescind their investment in Senior Debentures. The Registrant has determined that it is necessary to make this rescission offer due to certain misunderstandings that occured in the placement of the Senior Debentures. These misuderstandings related to the terms of the warrants, and the resale and registration rights related thereto.

In July 1995, pursuant to a nonqualified stock option plan, the Company granted options to three employees to purchase an aggregate of 140,745 shares of Common Stock, at $0.543 per share. One of such options, covering 66,233 shares, has subsequently been terminated.

  In February 1996, pursuant to that same option plan, the Company granted options to nine employees to purchase an aggregate of 107,079 shares of Common Stock, at $0.543 per share. Three of such options, covering 8,280 shares, have subsequently been terminated.

  In January 1997, pursuant to the 1996 Stock Option Plan, the Company granted options to 32 employees to purchase an aggregate of 163,200 shares of Common Stock at $4.80 per share. All of such options remain outstanding.

  The above transactions were private transactions not involving a public offering and were exempt from the registration provisions of the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Section 4(2) thereof and, in the case of the Senior Debentures, also were exempt under
Section 4(6) of such Act and Rule 506 promulgated under Section 4(2). Except for the Senior Debentures, the sales of securities were without the use of selling agent. The certificates evidencing the shares, Senior Debentures and warrants bear restrictive legends permitting the transfer thereof only upon registration of the shares or pursuant to an exemption under the Securities Act.

ITEM 27. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

  1.1* Form of Underwriting Agreement
  3.1  Restated Articles of Incorporation of the Registrant, included as
       Exhibit 2.1 in the Registration Statement on Form 10-SB filed by the Registrant, dated February 11, 1997 and incorporated herein by this reference (the "Form 10-SB").
  3.2 By-Laws of the Registrant, included as Exhibit 2.2 in the Form 10-SB and incorporated herein by this reference.
  4.1 Form of Senior Debenture, included as Exhibit 3.1 in the Form 10-SB and incorporated herein by this reference.
  4.2* Form of Representative's Warrants
  5.2* Opinion of Gambrell & Stolz, L.L.P.
 10.1  1995 Restricted Non-qualified Incentive Option Plan, dated August 1,
       1995, included as Exhibit 6.1 in the Registration Statement on Form 10-
       SB and incorporated herein by this reference.
 10.2 1996 Stock Option Plan, included as Exhibit 6.2 in the Form 10-SB and incorporated herein by this reference.
 10.3  Forms of Stock Option Agreements, included as Exhibit 6.3 in the Form
       10-SB and incorporated herein by this reference.
 10.4  Escrow Agreement by and between the Registrant, Gambrell & Stolz, L.L.P.
       and certain stockholders of the Registrant, included as Exhibit 6.4 in Form 10-SB and incorporated herein by this reference.
 10.5 Form of Indemnity Agreement, included as Exhibit 6.5 in the Form 10-SB and incorporated herein by this reference.
 10.6 Form of Warrant attached to Senior Debentures, included as Exhibit 6.6 in the Form 10-SB and incorporated herein by this reference.
 10.7  Offer letter to Ron Friedman dated September 15, 1995, included as
       Exhibit 6.7 in the Form 10-SB and incorporated herein by this reference.
 10.8 Offer letter to Charles J. Giarratana dated February 13, 1996, included as Exhibit 6.8 in the Form 10-SB and incorporated herein by this reference.
 10.9  Agreement dated as of February 7, 1997 between the Registrant and H.J.
       Meyers & Co., Inc., relating to the offer of the Registrant to rescind the sale of the Senior Debentures, included as Exhibit 6.9 in the Form
       10-SB and incorporated herein by this reference.
 10.10 Form rescission offer letter with respect to Senior Debentures, included as Exhibit 6.10 in the Form 10-SB and incorporated herein by this reference.
 11.1  Statement re: Computation of Per Share Earnings
 23.1* Consent of Gambrell & Stolz, L.L.P.--included in Exhibit 5.1
 23.2  Consent of Habif, Arogeti & Wynne, Certified Public Accountants
 24.1  Power of Attorney--Included on Page II-5.
 27.0  Financial Data Schedule

* To be filed by amendment.

  (b) Financial Statement Schedules

    None

ITEM 28. UNDERTAKINGS

  (1) The undersigned Registrant hereby undertakes that it will:

    (a) File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

     (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

     (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

     (iii) Include any additional or changed material information on the plan of distribution;

    (b) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering; and

    (c) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of this offering.

  (2) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  (3) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding), is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (4) The undersigned Registrant hereby undertakes that it will:

    (a) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or Rule 497(h) under the Securities Act as part of this Registration Statement as of the time it was declared effective.

    (b) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and the offering of such securities at that time as the initial bona fide offering of those securities.

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Haim E. Dahan and Michael J. Galvin, or either of them, as his or her true and lawful attorney-in-fact and agent with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully as to all items and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                                   SIGNATURES

  In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Atlanta, State of Georgia, on February 10, 1997.

                                          INTERNATIONAL COMPUTEX, INC.

                                          BY:
                                             ----------------------------------
                                             HAIM E. DAHAN, CHIEF EXECUTIVE
                                             OFFICER

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

SIGNATURE                        TITLE                           DATE

-----------------------------    Director, Chief                 February 10,
Haim E. Dahan                    Executive Officer and           1997
                                 Chief Financial Officer

-----------------------------    Director                        February 10,
Michael J. Galvin                                                1997

-----------------------------    Director and Chief              February 10,
Patricia Tuxbury Salem           Accounting Officer              1997